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[redacted]

02030511

REGISTRANT'S NAME Hang Lung Development Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME APR 1 1 2002

**NEW ADDRESS THOMSON FINANCIAL P

FILE NO. 82- 1439 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 3/7/02

HANG LUNG DEVELOPMENT COMPANY, LIMITED
恒隆有限公司

Elements of Success A Wealth of Experience

Annual Report 2000-2001

FOUNDED ON
13 SEPTEMBER 1960

HANG LUNG GROUP


HANG LUNG DEVELOPMENT COMPANY, LIMITED
Property Development and Investments
AMOY PROPERTIES LIMITED
Property Development and Investment
GRAND HOTEL HOLDINGS LIMITED
Hotel Ownership and Management

Group Profile

HANG LUNG DEVELOPMENT COMPANY, LIMITED

Hang Lung Development has been a leader in the Hong Kong property development market for over 40 years. The Company is responsible for a growing list of successful developments throughout the Hong Kong SAR, and is active in China where its business has been concentrated in Shanghai since 1992.

The Group's new property development interests are now held by Amoy Properties Limited, a publicly listed subsidiary also holding a substantial portfolio of commercial, office, residential and industrial properties.

Hang Lung's hotel investments are held by Grand Hotel Holdings Limited. This publicly listed company owns and manages the Grand Tower Hotel in Mongkok, and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan. Occupancy rates at these properties have been consistently above the industry average for Hong Kong, and this can be attributed to the policy of offering guests high-quality accommodation at reasonable rates in convenient locations.

The Group's new subsidiary, Hantak Limited, is in its embryonic stage, focusing on the development and management of non-property related business.

CONTENTS

FINANCIAL CALENDAR

INTERIM RESULTS ANNOUNCED	2 March 2001
INTERIM DIVIDEND PAID	20 April 2001
ANNUAL RESULTS ANNOUNCED	24 September 2001
SHARE REGISTER CLOSED	for final dividend 12 to 16 November 2001 (both days inclusive)
ANNUAL GENERAL MEETING	11:00 a.m. on 23 November 2001 at Registered Office (Details are set out in Notice of Annual General Meeting accompanying this Annual Report)
PROPOSED FINAL DIVIDEND PAYABLE	30 November 2001

CORPORATE INFORMATION

DIRECTORS

Ronnie C. Chan *Chairman*

S.S. Yin *Vice Chairman**

Nelson W.L. Yuen *Managing Director*

Gerald L. Chan

Laura L.Y. Chen

H.K. Cheng, *GBS, JP **

Wilfred S.L. Ho *Executive Director*

Simon S.O. Ip, *JP **

Alfred H.K. Li *Executive Director*

* *Independent Non-Executive Director*

AUDIT COMMITTEE

Simon S.O. Ip, *JP Chairman*

Laura L.Y. Chen

H.K. Cheng, *GBS, JP*

COMPANY SECRETARY

Robin S.W. Ching

AUDITORS

KPMG

Certified Public Accountants

REGISTERED OFFICE

28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong
Tel : 2879 0111
Fax : 2868 6086
Email Address : hanglung@hanglung.com
Website : http://www.hanglung.com

LISTING INFORMATION

AT 30 JUNE 2001

1,322,278,242 Shares of HK$1.00 each
Listed on The Stock Exchange of Hong Kong Limited

STOCK CODE

Hong Kong Stock Exchange	0010
Reuters	0010.HK
Bloomberg	10HK

BOARD LOT SIZE

1,000 shares

AMERICAN DEPOSITARY RECEIPT

Sponsored Level-I (Over the Counter)

CUSIP Number	410430300
ADR:Underlying Share Ratio	1:5
Depositary Bank	The Bank of New York (http://www.adrbny.com)

SHARE REGISTRARS

Central Registration Hong Kong Limited
17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

A Chinese version of the Annual Report is available from the Company's share registrars on request.

FINANCIAL HIGHLIGHTS

AS AT 30 JUNE 2001

TOTAL ASSETS	$50,234.1 million
SHAREHOLDERS' FUNDS	$18,723.4 million
TURNOVER FOR THE YEAR	$5,823.4 million
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS	$744.5 million
EARNINGS PER SHARE	56.3¢
DIVIDENDS PER SHARE	Interim 12¢ Final 32¢ Total for the year 44¢
NUMBER OF SHARES OUTSTANDING	1,322.3 million



Strength comes from balance.
Positive equilibrium achieves
harmony and through harmony
the power to support one's goals
and wishes.

To Our Shareholders

RESULTS AND DIVIDENDS

In the past fiscal year, turnover increased by $3,001.6 million to $5,823.4 million. Net profit attributable to shareholders was $744.5 million which was 14.7% lower than the year before. Earnings per share was 56.3 cents per share, a decrease of 14.3% over previous year's figure.

The Board recommends a final dividend of 32 cents per share and together with the interim dividend paid earlier on this year, full year dividends would be 44 cents per share, representing a decrease of 16.2% from that of last year.

BUSINESS REVIEW

The real estate slump which started at the end of 1997 and in early 1998 must be one of the worst in the post-war era both in terms of nature and duration. All pronouncements of the market bottoming out have so far proven premature.

The industry downturn in the early 1980's, for example, was due to the very high prices of 1980-1981 and the subsequent political uncertainty surrounding Hong Kong's return to Chinese rule. Once the Joint Declaration between the Chinese and the British was signed in 1984, the market began to slowly but surely recover. In fact, because of the limited land supply and continued negative interest rate environment, the price hike accelerated into what was the biggest property boom in decades. Not only were the two principal structural elements underpinning the industry, i.e. insufficient land supply and untransparent market, not broken, they were exacerbated.

The present bear market is primarily caused by structural changes in the industry. The SAR government wants to bring prices down by granting sufficient land and making the market transparent. This new policy announced on July 1,1997 called for the construction of 85,000 residential units per year. At the time, Hong Kong citizens including all political parties cheered the decision. To be fair, there was nothing wrong with the policy, if not for the Asian economic crisis which arrived on July 2,1997. Knowing Mr. Tung Chee Hwa and the Hong Kong government, I do not believe that the target was cast in stone. Instead, it represents roughly the steady housing demand of the previous decade and could be adjusted as the market expands or contracts. This was why I supported the new policy from day one, for Hong Kong was pricing itself out of competition vis-à-vis our neighbors. What none of us knew at the time was the onslaught and severity of the economic crisis which swept the region. The expected soft landing turned into a hard one.

Another structural change was that the negative interest rate which had started in mid-1985 and persisted for 12½ years, finally ended in early-1998. The property market was driven to its heights and developers were loaded with expensive land banks. Now that the situation is reversed, they are forced to unload to generate cash. Potential homebuyers see the abundant supply and have decided to wait.

Among other reasons for continued market weakness is deflation which has existed since the last quarter of 1998. As we all know, deflation is the worst enemy of real estate. The recent terrorist attack in the U.S. coming on the heel of an already slowing global economy will ensure that Hong Kong's recovery will be postponed.

Moreover, for the past three years unemployment has stayed at a high level relative to the past. Although absolute numbers have moderated from the worst of 6.2% in the first quarter of 1999 to the 4.9% of today, there are signs that the present plight may be nastier for the housing sector. A few years ago, it was mainly the low skilled laborers who lost their jobs; now financial and other service firms are beginning to seriously cut staff. The tens of thousands of laid-off professionals are either homeowners or potential homeowners. Those who are already suffering from negative equity but do not have a cash flow problem because their jobs are secure, may now be in trouble. Mortgage defaults which have been on the rise may worsen.

In private discussions with top government officials, I am convinced that all along they are well aware of the housing problem and its serious effects on the overall economy. However, having to pander to various constituents of society, they do not want to appear as favoring developers. The result is that the government's real estate policy appears to be wavering. In the end, economic realities prevail and the government (which controls land supply and through quasi-governmental bodies like the Housing Authority is the biggest builder of housing units) has to take repeated actions to prevent a further price slide. Afterall, about half of our citizens own their apartments and continued deterioration will destroy whatever remaining confidence they have. The situation is dire indeed. Even when the government two weeks ago requested the Housing Authority to stop selling Home Ownership Scheme units for nine months, the market did not respond.

In view of this very weak and uncertain market, land acquisition must be carried out with extreme caution. To illustrate how treacherous is the situation, there is strong evidence that ten months after we bought Kowloon Station Package 4 in March 1999, our neighboring lot went for an estimated 40-50% more in accommodation value. On the other hand, twelve months prior to our December 2000 acquisition of a piece not far from the Olympic Station in West Kowloon, a developer paid over 50% more for the adjacent piece. In both cases, our plots are bigger and better situated than those of our neighbors'.

Given that, we should be pleased with our land purchases. Indeed we are, but I should caution that the market may yet mock anyone who celebrates prematurely. Prices paid seem reasonable enough, but only time will tell how much profit these projects will bring.

In the past fiscal year, there were two brief periods when sentiment was relatively better — August 2000 after Hong Kong's Chief Executive announced that the annual housing target of 85,000 units was no longer valid, and February 2001 after several successive interest rate cuts and moderation of government imposed anti-speculation measures. We took advantage of both and sold 99% of Baycrest in Ma On Shan and about two-thirds of Garden Terrace in Mid-Levels. 92% of 2,158 units of Phase I of the joint venture project Tung Chung Crescent are now sold.

On the rental front, again any note of optimism in the past year now seems inappropriate. Offices and high end residential are particularly weak. Not only is there no new demand for offices, companies are cutting staff such that excess space will be released back to the market at the next rent renewal. Secondary locations are especially hard hit, but even core Central will be hurt since there will be several new buildings coming up in the next two to three years.

Retail space has suffered less but there is a great discrepancy between prime and secondary locations. Ground floor shops may lease well but those upstairs will have a hard time finding tenants. One problem is that Hong Kong people today are no longer eager to start businesses. In the past when their residential units were worth something, many borrowed against them and struck out on new ventures. Now, such activities are financially more difficult and psychologically less propitious.

Overall occupancy rate for our entire rental portfolio stood at 93% at fiscal year end but the trend is in the wrong direction. I expect the situation to deteriorate in the coming months. Besides the insignificant industrial sector, residential also saw a double digit vacancy rate. This number, however, was affected by Garden Terrace where we had purposely kept certain units empty to facilitate their sales.

In April, Plaza 66 on Nanjing Xilu in Shanghai had its soft opening and official opening was on July 14. It is possible that more of the world's top fashion brands are found there than anywhere else in China. To many people's surprise, most of them are trading well from day one. Some are even asking for more space. As can be expected, however, shops on the higher floors do less satisfactorily and will undergo a certain turnover over time. The office tower, which is for now the tallest in Puxi, the older and densely populated part of the city, is practically fully leased. Most of the tenants are well known corporate names.

The bigger shopping mall The Grand Gateway in Shanghai's Xujiahui District has performed acceptably. Since opening less than two years ago, traffic has increased steadily.

The apparently good results of Grand Hotel Holdings belie extremely difficult times in the hospitality industry. This year's bottom line will not be as pleasing as the one under review.

Non-real estate investments are progressing. As stated six months ago, I hoped to have more to report before next March. That seemed reasonable until the terrorist attack of two weeks ago. It has forced the delay of one of our projects. Nevertheless I am hopeful that it will be put back on track before long.

PROSPECTS

For those of us in the real estate industry, times are not only difficult but fraught with danger. Prices, profit margins (if there are profits at all) and transaction volumes are all falling and will likely stay low for the foreseeable future. Given that, a major mistake in land purchase may prove fatal to a weaker or smaller player. It will be knocked out of competition for several years at least.

The financing environment has also changed considerably. Banks are less willing to lend to anything less than blue-chip names. Due to our financial strength and size, we (including our property subsidiary Amoy) are high on the preferred client list of banks and can easily raise funds from the capital market.

All these indicate that the industry will consolidate further. The few stronger players including ourselves will get even stronger while some weaker ones will gradually fade. This has always been a cruel game and it will be even more so in the future.

Amidst these perilous times, your management team is, while extremely cautious, in fact invigorated. Our relative position in the marketplace has been strengthened in the past two to three years. Having made less mistakes during the go-go days of 1995-1997 compared to our competitors, and having taken every opportunity to strengthen our balance sheet for the past decade, we have emerged stronger and healthier. Shrewd acquisitions of the past 30 months have further put us in a favorable position. Now Amoy ranks among the top land bank holders in terms of in-town residential sites. More significantly, they probably have the lowest per unit land cost and are all very well located.

Yet there are many challenges ahead. Foremost is to achieve one of the best profit margins in the industry. There is now that possibility. The days which favored companies with cheap Land Exchange Entitlements are gone; they have all been exhausted. Now all compete on a level playing field. This should, at least in theory, favor those of us who are used to fighting uphill battles. Ultimately, it will be those who buy the best land at the lowest price that will win. Here we cannot afford to be careless and will always use our best judgement.

Another challenge is to strengthen our management team in all areas but especially in project management and property management. To be able to produce the best product within budget and in the shortest time possible will be another key to future success.

If we achieve the above, then along the way we may even pick up market share in mass residential developments. Ultimately, my goal is to build Hang Lung into one of the top two or three real estate companies in Hong Kong as measured by profitability, product quality and management excellence. For that, I count on the support of our loyal shareholders.

Ronnie C. Chan
Chairman

Hong Kong, 24 September 2001



The foundation is the source.
It is the seed from which all things grow.
It is a pure idea, a true desire,
that moves intention into reality.



MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP'S PERFORMANCE

1 OVERVIEW

Turnover for the year increased by $3,001.6 million to $5,823.4 million, with property sales accounting for most of the Group's increase in turnover. These included the sale of our Ma On Shan project called Baycrest and 36 residential units of Garden Terrace.

Finance costs increased by 29% to $501.6 million owing to less borrowing costs being capitalised to projects under development following the completion of Baycrest in June last year. Taxation for the year was $307.5 million owing to the increase in tax provision for the Group's subsidiaries. Net profit was $744.5 million, a decrease of 15% from the previous year's figure.

GROUP PERFORMANCE

	2001	2000	Change	
	$Million	$Million	$Million	%
Turnover				
Property Sales	**3,247.5**	86.3	+3,161.2	+3,663
Property Leasing	**2,020.8**	2,051.0	-30.2	-1
Hotel Operations	**269.8**	253.2	+16.6	+7
Other Operations	**40.5**	37.7	+2.8	+7
Interest Income	**244.8**	393.6	-148.8	-38
	5,823.4	2,821.8	+3,001.6	+106
Profit before Taxation				
Property Sales	**183.0**	32.3	+150.7	+467
Property Leasing	**1,644.7**	1,591.4	+53.3	+3
Hotel Operations	**81.1**	59.6	+21.5	+36
Other Operations	**197.9**	97.3	+100.6	+103
Net Interest (Expenses) / Income	**(234.7)**	17.7	N/A	N/A
	1,872.0	1,798.3	+73.7	+4
Less: Administrative Expenses	**(148.2)**	(136.7)	+11.5	+8
	1,723.8	1,661.6	+62.2	+4
Net Profit attributable to Shareholders	**744.5**	873.1	-128.6	-15

ANALYSIS OF TURNOVER *

FOR THE YEAR ENDED 30 JUNE


($Million)
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
2001
2000
1999
1998
1997
Property Sales
Property Leasing
Hotel Operations
Other Operations
Interest Income

* *Turnover includes interest income from the year ended 30 June 1998 onwards.*

PROPERTY SALES

	2001	2000	Change	
	$Million	$Million	$Million	%
Turnover	**3,247.5**	86.3	+3,161.2	+3,663
Profit before Taxation	**183.0**	32.3	+150.7	+467

DEVELOPMENT LAND BANK

AT 30 JUNE 2001


9%
91%
Residential
Commercial

2 PROPERTY DEVELOPMENT AND SALES

Baycrest in Ma On Shan

In hindsight, we enjoyed impeccable timing on the marketing of Baycrest, our newly completed residential development in Ma On Shan. We launched the project in mid-August 2000 and received a very good response for these relatively large flats with unit sizes ranging from 72 sq.m. (2-bedroom) to 170 sq.m. (duplex). More than 200 units were sold through private sales within the first week. By the time the market turned quiet in October, we had already reached 90% in sales, and by the end of the financial year we had sold 605 of the 618 available units (98%).



BAYCREST

MTRC Tung Chung Station Development Package One

The Group holds a 20% share in Package One of the MTRC Tung Chung Station Development project. Sales of Site One, Tung Chung Crescent, continued. New payment terms were introduced in June 2001 to attract further sales, and approximately 84% of the 2,158 available units have been sold. At Site Two, the 9-storey office tower and 5-storey retail podium have already been completed, while the shops have been leased and have begun trading. Plans for a 22-storey hotel are under consideration. At Site Three, superstructure for the five blocks of average 32-storey residential towers with a basement car park is under construction, and the anticipated completion date is July 2002.

Airport Railway Kowloon Station Package Four Development

Superstructure at the Airport Railway Kowloon Station Package Four Development project is in progress and on schedule. The expected completion date for the complex is June 2003. The three 70-storey residential towers over a 5-storey car parking podium will provide 1,134 residential units with gross floor areas ranging from 78 sq.m. to 180 sq.m.

Hing Wah Street West - West Kowloon Reclamation

Foundations are being laid at our Hing Wah Street West property, which is part of the West Kowloon Reclamation Project. The Group holds an 85% share in this development, which consists of five blocks of average 41-storey residential towers over a 4-storey car parking/retail podium with basement. A 4,000 sq.m. clubhouse and recreational facilities are planned for the podium rooftop, and the 1,632 residential units range in area from 56 sq.m. to 66 sq.m. (this includes units accounting for 30% of the total floor area which are allocated to the Home Ownership Scheme). Anticipated completion date is September 2003.

Hoi Fai Road - West Kowloon Reclamation

At the Government Land Auction in December 2000, the Group's subsidiary Amoy Properties acquired a prime 20,200 sq.m seaview site for $2,580 million in Hoi Fai Road on the West Kowloon Reclamation. Initial plans call for the construction of eight 43-storey residential towers over a 3-storey podium housing offices and car parking spaces. There will also be a 4,000 sq.m. detached clubhouse with recreational facilities on the podium rooftop. Residential towers will provide approximately 1,849 units ranging in size from 62 sq.m. (two-bedroom) to about 96 sq.m (three-bedroom). Anticipated completion date is March 2004.

Sha Tsui Road in Tsuen Wan

The superstructure is under construction at the Group's Sha Tsui Road property in Tsuen Wan. The three 36-storey residential towers over a 2-storey car parking podium house 648 residential units with gross floor areas of 50 sq.m. to 68 sq.m. Anticipated completion date is December 2002.

Hau Man Street in Ho Man Tin

Foundations have been laid at our 1,420 sq.m. site at the junction of Carmel Village Street and Hau Man Street in Ho Man Tin, Kowloon. The 24-storey residential tower over a 4-storey car parking/retail podium comprises 192 units with gross floor areas ranging from 55 sq.m. to 60 sq.m. Anticipated completion date is the first quarter of 2003.

Fu Tei in Tuen Mun

Construction of our property at Fu Tei in Tuen Mun is progressing well, and the development will comprise a 14-storey residential tower over a 3-storey car parking podium. Gross floor area of the 98 units will range from 56 sq.m. to 60 sq.m. Anticipated completion date is March 2002.

The Bay Bridge in Yau Kom Tau

As previously reported, completion of the sale of our Yau Kom Tau property (The Bay Bridge) in Tsuen Wan at a consideration of $1,070 million did not take place on 30 June 1998 as stipulated. The litigation relating to the wrongful repudiation of agreement by the purchaser, which involves mutual claims, is now vigorously being dealt with by our solicitors.

3 PROPERTY LEASING

During the year under review, the rental revenue generated by our commercial, office, residential and industrial properties decreased 1% from $2,051 million to $2,020.8 million. Profit before taxation however increased by 3% to $1,644.7 million. Despite sporadic signs of improvement in the property leasing business, rent increases were still minimal to moderate.

3.1 HONG KONG

3.1.1 UNDER DEVELOPMENT

The Summit in Stubbs Road

Our 3,045 sq.m. site in Stubbs Road, The Summit, is expected to be completed by the end of 2001. This 70-storey residential tower over a 4-storey car parking podium comprises 56 luxury duplex units, each featuring its own private lift lobby, double height ceilings in the living/dining area, and four bedrooms. Every unit will overlook spectacular views of Happy Valley and Victoria Harbour, and the development provides recreational facilities, a telecommunications network and car parks.



THE SUMMIT

3.1.2 COMMERCIAL

Consumer spending has improved slightly, though not to a substantial degree, and our retail shops and restaurants are experiencing increased customer traffic. However, spending tends to be more on the value-for-money type of goods and services. Consequently, this restricts our tenants' abilities to pay higher rents.

Our shopping malls have performed satisfactorily during the year under review, and occupancy levels remained stable with the Hang Lung Centre in Causeway Bay at 100%, Kornhill Plaza in Quarry Bay at 99%, and Grand Tower Arcade in Mongkok at 97%.

Fashion Island/Fashion Walk in Causeway Bay

In Causeway Bay, the retail mix at Fashion Island/ Fashion Walk has helped distinguish it as the fashion place where retailers provide exclusive product lines. These shops, especially those with good exposure, are in popular demand. This has allowed us to revise the rental moderately upward despite the general slowdown in the retail market. Rental income recorded an increase of 14%, and the occupancy level was 99%.


DKNY

HANG LUNG CENTRE



THE PEAK GALLERIA

The Peak Galleria — Victoria Peak

The Peak Galleria continues to be a popular spot for overseas and local visitors. Although the majority of tenants encountered declining business turnover during recent years, average occupancy was kept at above 80%. Rental income recorded a decrease of 4%.

Queensway Plaza in Admiralty

At Queensway Plaza, pedestrian flow and customer demographics remain virtually unchanged, and this is expected to continue. The existing lease for Queensway Plaza expires in 2002, and in April, the Group won a government tender for a further 10-year lease effective until 2012. This will allow us to reassess the current trade mix and improve the outlook of the shopping centre. Physical facelift improvement work is planned for the first quarter of 2002. Rental income recorded a decrease of 8%, and the occupancy level was 100%.

Amoy Plaza in East Kowloon

At Amoy Plaza in East Kowloon the market profile has shifted towards a younger group of consumers. Continuous upgrading of this property enables us to adjust the tenant profile in order to achieve the highest possible rental income. Rental income recorded a decrease of 2%, and occupancy level was 99%.

Total revenue from leasing of commercial properties decreased by 2% to $1,044.6 million.

3.1.3 OFFICE

Owing to the downsizing of many businesses, the year proved a difficult one for securing both renewed leases and new tenancies. Efforts to retain our existing tenants succeeded in keeping our occupancy levels fairly high, over 90% on average, throughout the year.

With most of our properties in Central already leased, we were little affected by the transient "dotcom" boom. Rental income for offices in Central recorded a 7% decrease from the previous year, while the occupancy level was maintained at 93%. Baskerville House in Duddell Street, Central, was renovated and equipped with state-of-the-art telecommunications infrastructure.

Causeway Bay and Wanchai were not hit as hard as other areas, recording an occupancy level of over 99%, while rental income was down just 3%. Our offices in Quarry Bay/Kornhill recorded an overall rental income decrease of 16%, and occupancy was 96%.

In Kowloon, our office properties recorded an increase in leasing activity with average occupancy in Mongkok reaching 95%.

Park Building in Cheung Sha Wan

Park Building, our newly converted office building in Cheung Sha Wan, started generating rental revenue in the latter half of the financial year. 50% of the 13,522 sq.m. building was occupied by the financial year end.

Total revenue from rental of office buildings decreased by 7% to $474.4 million.

3.1.4 RESIDENTIAL

The average rent for luxury residential units decreased during the last fiscal year owing to the uncertain global economic outlook. With corporate demand declining, low to middle budget rents (below $70,000) tended to dominate the leasing market for luxury residential units.

Burnside Estate in Hong Kong South

Turnover of tenants at Burnside Estate was higher than expected owing to diminishing rental allowances for corporate executives and the declining number of overseas employees in the market. The average occupancy of the development was maintained at 95%, whereas rental revenue dropped by 3% from the previous year.

Garden Terrace in Mid-Levels

Sale of matured property is an integral part of the Group's operating strategy. At Garden Terrace, 36 of the four-bedroom luxury units have been sold by the end of the fiscal year, and there are plans to sell the remaining units.

Total revenue from rental of residential properties fell by 18% to $131.2 million.



GARDEN TERRACE

3.1.5 INDUSTRIAL/OFFICE

9 Wing Hong Street in Cheung Sha Wan

During the first half of the financial year, the industrial/office market in Cheung Sha Wan remained strong. However, demand dropped in the latter half of the year as overall vacancies in the market increased when the market for IT office space tapered off. Nevertheless, the occupancy level at our industrial/office property No. 9 Wing Hong Street was 95% by year end, and the overall rental rate was up by about 10% over the previous year.

Star Centre in Kwai Chung

The industrial property market in Kwai Chung, however, was weak in comparison to Cheung Sha Wan. Star Centre achieved an occupancy rate of 84% by year end with the overall rental rate marginally below that of last year.

Industrial properties comprise only a very small percentage of our portfolio. Total revenue decreased by 2% to $97 million.

3.1.6 CAR PARKS

The car park operation has been running smoothly under the internationally recognised ISO 9002 quality system. With its effective in-house software operational system, Hang Lung's car parking operation maintains its status as one of the leading car park operators in Hong Kong.

Total parking revenue dropped by 4% this year to $140.3 million, and this is attributed to decreasing monthly parking demand. In recent years, there has been a structural change in monthly demand for parking in urban areas, as the increasing population in newly developed residential estates in rural districts leans towards using public transport. Hourly parking business, however, showed signs of recovery in most of our well-located car parks towards the end of the financial year.

3.2 SHANGHAI

The Grand Gateway, Xujiahui

The property is in a prime location above Shanghai's largest subway station, Xujiahui Station, in the southwest commercial centre. By the year end, 97% of The Grand Gateway's 33,500 sq.m. 34-storey residential tower, with its 268 two and three-bedroom luxuriously furnished serviced apartments, was leased, while the 99,200 sq.m. retail complex, the largest modern shopping mall in Shanghai, was 94% leased.

The Group has a 47.25% interest in The Grand Gateway.

Plaza 66, Nan Jing Xi Lu

The 50,100 sq.m. mall at Plaza 66 had its Grand Opening in July 2001. The ground floor features one of the biggest collections of international name brands in the city, including Chanel, Cartier and Louis Vuitton, and is attracting high customer traffic. The 90,000 sq.m. 66-storey office tower is practically fully leased and is occupied mostly by major multinational companies.

The Group has an 89% interest in Plaza 66.

PLAZA 66



PROPERTY LEASING

	2001	2000	Change	
	$Million	$Million	$Million	%
Turnover	**2,020.8**	2,051.0	-30.2	-1
Profit before Taxation	**1,644.7**	1,591.4	+53.3	+3

RENTAL REVENUE*

FOR THE YEAR ENDED 30 JUNE


($Million)
0
500
1,000
1,500
2,000
2,500
3,000
2001
2000
1999
1998
1997

INVESTMENT PROPERTY SIZE*

AT 30 JUNE


('000 sq.m.)
0
200
400
600
800
1,000
2001
2000
1999
1998
1997

☐ Commercial ☐ Office / Industrial ☐ Residential ☐ Car Parks

* *Including Amoy Group's attributable property interest*

GEOGRAPHICAL ANALYSIS OF INVESTMENT PROPERTIES

AT 30 JUNE 2001

	Gross Floor Area ('000 sq.m.)				No. of Carparking Spaces	2000/01 Rental Revenue ($Million)				
	C	O/I	R	Total		C	O/I	R	CP	Total
A. HONG KONG										
Hong Kong Island:										
Central and Admiralty	10.1	40.5	—	50.6	16	106.6	150.2	—	—	256.8
Causeway Bay and Wanchai	40.8	38.8	8.0	87.6	418	216.1	127.5	11.5	10.8	365.9
Kornhill and Quarry Bay	54.1	37.3	—	91.4	1,159	192.2	71.8	—	31.3	295.3
The Peak and Mid-Levels	12.5	—	24.6*	37.1	576	43.3	—	32.0	9.5	84.8
Hong Kong South and Others	—	—	9.2	9.2	89	—	—	45.9	—	45.9
Kowloon:										
Mongkok #	24.1	47.1	—	71.2	1,433	178.7	82.7	—	55.5	316.9
Tsimshatsui	6.1	11.1	0.1	17.3	—	30.6	38.0	0.5	—	69.1
Ngau Tau Kok and Kwun Tong	60.6	8.6	—	69.2	785	274.8	2.1	—	25.5	302.4
Cheung Sha Wan, Kwai Chung and Tsuen Wan	4.5	86.3	20.1	110.9	546	2.3	99.1	41.3	7.7	150.4

GEOGRAPHICAL ANALYSIS OF INVESTMENT PROPERTIES *(continued)*

AT 30 JUNE 2001

	Gross Floor Area ('000 sq.m.)				No. of Carparking Spaces	2000/01 Rental Revenue ($Million)				
	C	O/I	R	Total		C	O/I	R	CP	Total
B. SHANGHAI										
Xuhui District#	46.9	58.0*	41.5*	146.4	1,100	47.0	—	15.6	—	62.6
Jing An District#	44.6	143.5*	—	188.1	486	9.0	8.2	—	—	17.2
Total	304.3	471.2	103.5	879.0	6,608	1,100.6	579.6	146.8	140.3	1,967.3

\# *Including Amoy Group's attributable property interest*
* *Including property under development*

C : *Commercial*
O/I : *Office/Industrial*
R : *Residential*
CP : *Car Parks*

4 HOTEL OPERATIONS

Profit before taxation for the Group's hotel operations rose 36% to $81.1 million during the year under review.

4.1 HOTELS

During the fiscal year, we saw the spreading of major exhibitions and conferences more evenly across the twelve months, and this helped the hotel industry in its arrangement and pricing. Room rates at all our hotels showed an increase over last year's averages.

Hong Kong Tourism Board (HKTB) statistics show that overall visitor arrivals for the year under review increased by 14% to 13.5 million. HKTB statistics also revealed that a staggering 4.6 million of the total visitor arrivals were "same day travellers". This meant that 34% of all visitors did not patronise any of Hong Kong's hotels.

As in previous years our hotels all exceeded the industry average occupancy of 82% with average occupancy at the Grand Tower Hotel 84%, Grand Plaza Hotel 83%, and The Wesley 88%.

4.2 SERVICED APARTMENTS

At Grand Plaza Apartments average room rates improved by 13%, and the average occupancy rate was 92%.

The Bay Bridge in Yau Kom Tau, Tsuen Wan, with its 438 rooms provides budget accommodation for young executives and families. During the year under review, average room rates decreased by 2%, and the average occupancy rate was 85%.

4.3 FOOD AND BEVERAGE

The food and beverage business continued to be weak. Total revenue from our food and beverage outlets was $37.1 million, a decrease of 15% on last year's.



GRAND TOWER HOTEL



GRAND PLAZA HOTEL





Solid grounding is the key
to longevity. Stable and sound
thought and practice guarantee
long life and prosperity.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP'S PERFORMANCE

HOTEL OPERATIONS

	2001	2000	Change	
	$Million	$Million	$Million	%
Turnover	**269.8**	253.2	+16.6	+7
Profit before Taxation	**81.1**	59.6	+21.5	+36

AVERAGE OCCUPANCY RATES

FOR THE YEAR ENDED 30 JUNE


(%)
0
20
40
60
80
100
2001
2000
1999
Grand Plaza Hotel
Grand Tower Hotel
The Wesley
Grand Plaza Apartments
Industry Average*

AVERAGE ROOM RATES

FOR THE YEAR ENDED 30 JUNE


($)
0
200
400
600
800
Grand Plaza Hotel
Grand Tower Hotel
The Wesley
Grand Plaza Apartments
1999
2000
2001

* *Compiled from monthly Hotel Room Occupancy Reports released by the Hong Kong Tourism Board, Research Publication.*

5 FINANCE

5.1 CAPITAL STRUCTURE

The Group's shareholders' funds at 30 June 2001 amounted to $18,723.4 million, representing a decrease of $568.9 million when compared with last year. The decrease in shareholders' funds is caused by the decrease in the valuation of the Group's investment properties, which was partly offset by profits earned during the year.

5.2 FINANCE AND TREASURY OPERATIONS

As at 30 June 2001, the Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled $8,132.8 million compared to $4,123.1 million last year. The increase was mainly attributed to the capital expenditures on the Group's investments during the year, including the land acquisition and construction costs of the Ho Man Tin and two West Kowloon projects as well as the premium for the new lease with the government for Queensway Plaza.

In July 2000, the Group arranged a $4 billion five-year revolving syndicated loan facility. The facility received very strong support from 14 leading banks. In April 2001, the Group arranged another $5 billion five-year revolving syndicated loan facility. This facility was concluded with 22 leading international banks. Both of these facilities demonstrated the solid credit rating of the Group as well as the confidence of the banking community in the Group's financial status.

The Group's liquidity position remains strong with available undrawn bank facilities together with bank deposits as at 30 June 2001 amounting to $12,136.1 million, which comprised $4,187.1 million bank deposits, $6,009 million committed facilities and $1,940 million demand facilities. The ample financial resources available to the Group will provide adequate funding for the Group's operational requirements and also put us in a favourable position to take advantage of potential acquisitions.

All the Group's borrowings are unsecured, and it is the Group's policy to lengthen its debt maturity profile by refinancing its matured debts with medium to long term committed facilities. Of the total borrowings as at 30 June 2001, 41% is repayable within one year and 59% is repayable within 2 to 5 years.

Borrowing methods used by the Group include syndicated loans, term loans, floating rate notes and revolving facilities with short to medium term maturities, denominated mainly in Hong Kong dollars. The interest rates for all borrowings are floating rate, fixed periodically by reference to the Hong Kong Interbank Offered Rate. When appropriate, the Group used financial instruments to manage its exposure to changing interest rates. In order to benefit from the low interest rates prevailing in the Hong Kong market, the Group concluded interest rate swap agreements with reputable financial institutions to hedge its floating rate interest exposure. As at 30 June 2001, 14% of the Group's borrowings are hedged to fixed interest rates.

EARNINGS AND DIVIDENDS

FOR THE YEAR ENDED 30 JUNE


($Million)
3,000
2,500
2,000
1,500
1,000
500
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Earnings
Dividends

SHAREHOLDERS' FUNDS AND NET BORROWINGS

AT 30 JUNE


($Million)
30,000
25,000
20,000
15,000
10,000
5,000
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Shareholders' Funds
Net Borrowings

DEBT-TO-EQUITY RATIO

AT 30 JUNE


(%)
25
20
15
10
5
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Debt-to-Equity Ratio

Note: Debt represents bank loans and overdrafts less cash and deposits with banks. Equity comprises shareholders' funds and minority interests.

10-YEAR FINANCIAL SUMMARY

	1992	1993	1994	1995	1996	1997	1998	1999	2000	**2001**	Change of 2001 over 2000
	$Million	$Million	$Million	$Million	$Million	$Million	$Million	$Million	$Million	**$Million**	%
Turnover*	3,619	4,180	5,464	5,147	6,939	7,359	5,630	3,525	2,822	**5,823**	+106
Net Profit attributable to Shareholders	1,318	1,603	2,021	2,160	2,275	2,520	1,029	1,265	873	**745**	-15
Dividends	584	725 #	798	962 #	937	1,000	411	505	695	**582**	-16
Assets											
Development Properties	4,324	4,750	6,537	9,445	7,977	5,239	2,579	5,221	7,262	**8,766**	+21
Investment Properties and Fixed Assets	19,916	26,296	35,079	35,067	36,659	41,572	35,384	31,768	34,245	**34,284**	—
Cash and Deposits with Banks	1,822	513	2,151	1,587	4,621	5,720	5,313	6,014	5,333	**4,187**	-21
Other Assets	1,894	2,162	3,717	3,033	2,751	4,044	2,741	2,803	2,728	**2,997**	+10
	27,956	33,721	47,484	49,132	52,008	56,575	46,017	45,806	49,568	**50,234**	+1
Liabilities											
Bank Loans and Overdrafts	5,001	4,724	8,232	7,917	8,732	4,865	5,880	9,212	9,456	**12,320**	+30
Finance Lease Obligations	—	982	982	980	974	964	951	933	910	**883**	-3
Proposed Final Dividend	366	448	528	593	607	650	66	319	536	**423**	-21
Other Liabilities	1,304	1,371	2,137	2,141	2,217	3,085	2,662	2,485	4,476	**2,898**	-35
	6,671	7,525	11,879	11,631	12,530	9,564	9,559	12,949	15,378	**16,524**	+7
Minority Interests	9,510	10,819	15,979	16,184	16,764	20,916	15,590	14,167	14,898	**14,987**	+1
	16,181	18,344	27,858	27,815	29,294	30,480	25,149	27,116	30,276	**31,511**	+4
Net Assets	11,775	15,377	19,626	21,317	22,714	26,095	20,868	18,690	19,292	**18,723**	-3

10-YEAR FINANCIAL SUMMARY *(continued)*

	1992	1993	1994	1995	1996	1997	1998	1999	2000	**2001**	Change of 2001 over 2000
	$Million	$Million	$Million	$Million	$Million	$Million	$Million	$Million	$Million	**$Million**	%
Financed by:											
Share Capital	1,144	1,226	1,228	1,348	1,348	1,343	1,329	1,329	1,325	**1,322**	—
Capital Reserves	7,861	10,503	13,528	13,919	13,978	15,920	10,368	7,429	7,888	**7,175**	-9
Revenue Reserves	2,770	3,648	4,870	6,050	7,388	8,832	9,171	9,932	10,079	**10,226**	+1
Shareholders' Funds	11,775	15,377	19,626	21,317	22,714	26,095	20,868	18,690	19,292	**18,723**	-3
	¢	¢	¢	¢	¢	¢	¢	¢	¢	¢	
Earnings per Share											
Basic	115.2	133.8	164.7	165.1	168.8	187.0	77.1	95.2	65.7	**56.3**	-14
Fully Diluted	—	128.3	153.4	160.7	160.9	177.1	—	—	—	**56.2**	N/A
Dividends per Share	51.0	57.0	65.0	67.5	69.5	74.5	31.0	38.0	52.5	**44.0**	-16
Debt-to-Equity Ratio ##	15%	16%	17%	17%	10%	N/A	2%	10%	12%	**24%**	+12
Pay-out Ratio	44%	43%	39%	41%	41%	40%	40%	40%	80%	**78%**	-2

* *Turnover includes interest income from the year ended 30 June 1998 onwards.*

\# *Dividends for the years ended 30 June 1993 and 1995 included additional final dividend paid as a result of exercise of warrants subsequent to year end date.*

\#\# *Debt represents bank loans and overdrafts less cash and deposits with banks. Equity comprises shareholders' funds and minority interests.*

6 EMPLOYEES

During the year under review, Group employees numbered 2,376.

To comply with the Mandatory Provident Fund Schemes Ordinance, our MPF Scheme came into operation from 1 December 2000, and our existing ORSO Scheme was granted MPF-exempt status. Staff members were given a one-off opportunity to select their preferred scheme. To assist employees in making an informed decision, nineteen MPF communications seminars were conducted. Communication kits and videotapes about the MPF-exempt ORSO Scheme and new MPF Scheme were prepared to ensure full understanding of the different benefits provided.

To enhance our staff's solid work ethics and skills, we introduced a number of training programmes designed to improve intra-departmental relationships and communication. Key managerial staff participated in a series of valuable workshops covering "Coaching & Counselling Skills", "Experiential Team Building" and "Creative Thinking for Creating a Productive Workforce". The objective was to provide a practical arena for the exchange of ideas and views related to improving staff/management productivity and interaction. Our operational employees were given the opportunity to participate in a special workshop targeting their "Winning Customer Service Skills". This type of workshop provides a common set of criteria and basic guidelines, which our frontline staff can practise on a day-to-day basis. We also provided courses in "Practical Putonghua".

Fostering healthy, friendly relations within our community of staff has long been the Group's policy. As in previous years, a number of special outings and sporting activities were held. In November, many staff members and their families enjoyed the company-organised 2-day tour of Fo Shan and Zhao Qing. The activity programme for the year also included the popular Ocean Park Family Day, and a one-day outing to many places of interest around Hong Kong. Social events for the year included movie nights, squid fishing, mahjong and badminton competitions. Furthermore, a group of our staff contributed their time and efforts to The Community Chest Corporate Challenge, an activity that raises the awareness of affairs affecting community-conscious people. Various special interest courses were well attended.

Stability and continuity are core qualities responsible for the Group's success. To foster and reinforce these attributes, the Personnel Department actively promotes social and training activities that nurture and improve intra-office relations on a one-to-one basis. The result is lower staff turnover, and a work environment that attracts superior talent across all areas of the Group.

SHAREHOLDER INFORMATION

ANALYSIS OF SHARE OWNERSHIP BY HOLDING RANGE

AT 30 JUNE 2001

	Shareholders*		Shareholdings*	
	No.	%	No. of Shares ('000)	%
(A) 1 - 5,000 shares	2,328	51.1	5,887	0.5
(B) 5,001 - 10,000 shares	916	20.1	7,931	0.6
(C) 10,001 - 100,000 shares	1,188	26.1	33,483	2.5
(D) 100,001 - 1,000,000 shares	105	2.3	27,345	2.1
(E) 1,000,001 - 50,000,000 shares	11	0.3	139,148	10.5
(F) Over 50,000,000 shares	5	0.1	1,108,484	83.8
	4,553	100.0	1,322,278	100.0

* *incorporating, in their respective shareholdings range, 501 participants of Central Clearing and Settlement System ("CCASS") holding a total of 630,907,597 shares registered in the name of HKSCC Nominees Limited.*

SHAREHOLDERS*


51.1%
20.1%
26.1%
2.3%
0.3%
0.1%

SHAREHOLDINGS*


0.5%
0.6%
2.5%
2.1%
10.5%
83.8%

A B C D E F

PROFILE OF DIRECTORS

MR. RONNIE CHICHUNG CHAN

Chairman

Aged 51, Mr. Chan joined the Group in 1972 and became Chairman in 1991. He is also Chairman of Amoy Properties Limited and Grand Hotel Holdings Limited, both subsidiaries of Hang Lung. Mr. Chan serves on the Boards of Directors of Enron Corp., Motorola Inc., and Standard Chartered PLC. He is Chairman of Hong Kong - United States Business Council and of Asia Business Council, a Vice-President of The Real Estate Developers Association of Hong Kong, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center, a Foundation Board Member of the World Economic Forum, and a Governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has an MBA from the University of Southern California, U.S.A., and is a brother of Mr. Gerald Chan, a Non-Executive Director of the Company.

MR. SHANG SHING YIN

Vice Chairman (Non-Executive)

Aged 70, Mr. Yin joined the Group in 1970, held various positions on the Board, including Managing Director between 1986 and 1992, and has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London. Mr. Yin is also the Vice Chairman (Non-Executive) of Amoy Properties Limited and Grand Hotel Holdings Limited.

MR. NELSON WAI LEUNG YUEN

Managing Director

Aged 50, Mr. Yuen has been with Hang Lung since 1978 when he joined the Group as its Financial Controller. In 1981 he became an Assistant Director and began to assume various operating responsibilities in the Group. In 1988 he became an Executive Director and was appointed Managing Director in 1992. Prior to joining Hang Lung, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, England, a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry-related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Amoy Properties Limited and Grand Hotel Holdings Limited.

MR. GERALD LOKCHUNG CHAN

Non-Executive Director

Aged 50, Mr. Chan has been a Director of Hang Lung since 1986. He has Bachelor's and Master's degrees in Engineering from the University of California, Los Angeles, and a Doctorate from Harvard University. Mr. Chan is a director of a number of investment and holding companies. He is a brother of Mr. Ronnie Chan, Chairman of the Group.

MS. LAURA LOK YEE CHEN

Non-Executive Director

Aged 52, Ms. Chen joined the Group in April 1997, has been involved in the financial services industry for over fifteen years locally and in the U.S.A., and since 1993 has been a director of the Sterling Group, a private investment entity. Both Ms. Chen and her company Sterling Asset Management (BVI) Limited are registered as Investment Advisers by the Securities and Futures Commission under the Securities Ordinance, and actively manage investments in global capital markets, in particular in developing countries. Ms. Chen holds an MBA from the George Washington University in Washington, DC and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen also serves on the boards of several companies and actively participates in charitable and voluntary services. Ms. Chen is also a Non-Executive Director of Amoy Properties Limited and Grand Hotel Holdings Limited.

DR. HON KWAN CHENG, *GBS, JP*

Non-Executive Director

Aged 74, Dr. Cheng joined the Group in 1993. Dr. Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President and Fellow of The Institution of Structural Engineers, U.K. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr. Cheng holds a number of directorships. He has been a member of both the Executive and Legislative Councils. Among his public posts, he is Chairman of the Hong Kong Housing Authority and the Transport Advisory Committee. Dr. Cheng is also a Non-Executive Director of Amoy Properties Limited and Grand Hotel Holdings Limited.

MR. WILFRED SAI LEUNG HO

Executive Director

Aged 63, Mr. Ho joined Hang Lung in 1977 and was appointed Executive Director in 1993 with responsibility for project management. He has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining Hang Lung , Mr. Ho was an architect with the Hong Kong Government. He is also an Executive Director of Amoy Properties Limited.

MR. SIMON SIK ON IP, *JP*

Non-Executive Director

Aged 52, Mr. Ip joined the Board in July 1998. Mr. Ip is a solicitor and Notary Public, and is the Senior Partner of Johnson Stokes and Master. Mr. Ip has a distinguished record of public service. A former Legislative Councillor and past President of The Law Society of Hong Kong, he is currently Chairman of the Council of the Hong Kong Institute of Education and a Member of the Executive Committee and the Board of Directors of the Community Chest of Hong Kong. He is a Steward of the Hong Kong Jockey Club and a member of a number of other public bodies, holds honorary positions in the University of Hong Kong and Tsinghua University, and is an Honorary Legal Adviser to several professional associations and public organisations.

MR. ALFRED HUNG KWAN LI

Executive Director

Aged 48, Mr. Li joined the Group in 1990 and was appointed Executive Director in 1992. Since April 2000 he has also assumed responsibility for the Group's new investment arm pursuing non-real estate investment opportunities, while continuing to be responsible for finance and administration. He has a Bachelor's degree in Economics and Sociology from the University of Hong Kong. Mr. Li is a Member of The Institute of Chartered Accountants of Scotland and a Fellow of the Hong Kong Society of Accountants. Among other public service appointments, Mr. Li is a Member of the Listing Committee of The Stock Exchange of Hong Kong Limited and a Member of the Takeovers and Mergers Panel of the Securities and Futures Commission. He is also an Executive Director of Amoy Properties Limited and Grand Hotel Holdings Limited.

PROFILE OF SENIOR EXECUTIVES

MR. ROBIN SIK WING CHING

Company Secretary & Group Financial Controller

Aged 51, Mr. Ching joined the Group in 1988 as Group Financial Controller and was appointed Company Secretary in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a CPA member of CPA Australia.

MS. LANA ANNA HOWELL

Director of Leasing & Management — Hang Lung Real Estate Agency Limited

Aged 45, Ms. Howell joined the Group in 1994. She holds a Bachelor's degree in Applied Geography from Canada, specialising in Real Estate Development and Retail/Commercial Location Analysis. She also has an Executive MBA degree jointly awarded by Kellogg Graduate School of Management of Northwestern University in the U.S.A. and The School of Business and Management of the Hong Kong University of Science and Technology. Ms. Howell has over 20 years of international leasing and property management experience, and has earned the professional designation of Certified Leasing Officer from the Real Estate Institute of Canada.

MR. WILSON WONG

Director of Marketing — Hang Lung Real Estate Agency Limited

Aged 51, Mr. Wong worked in Hang Lung in the 1970s and rejoined the Group in 1982. He holds a Bachelor of Science degree from the University of British Columbia, Canada and post-graduate qualifications from the same university in Urban Land Economics and Mortgage Lending.

MAJOR GROUP PROPERTIES



The Peak Galleria



Grand Centre



Standard Chartered Bank Building



Plaza 66, Shanghai



Fashion Island



Fashion Walk



Baycrest



Burnside Estate



Park-In
Commercial Centre


Garden Terrace


The Summit


Kornhill Plaza


Baskerville House

Chekiang First Bank Centre


Amoy Plaza


Grand Tower Hotel


Queensway Plaza


Laguna Plaza


DKNY
Hang Lung Centre


Grand Plaza Hotel

A MAJOR PROPERTIES UNDER DEVELOPMENT

AT 30 JUNE 2001

Location	Site Area (sq.m.)	Main Usage	Total Gross Floor Area (sq.m.)	Group's Attributable Interest (%)	Stage of Completion	Expected Completion Date
HONG KONG						
IL8870, The Summit, 41C Stubbs Road	3,045	R	15,225	60.1	Superstructure	2001
KIL11080, Airport Railway Kowloon Station Package Four Development	13,386	R	128,845	60.1	Superstructure	2003
NKIL 6338, Hing Wah Street West, West Kowloon Reclamation	14,900	R	96,850 *	51.1	Foundation	2003
		C	22,350			
KIL11152, Hoi Fai Road, West Kowloon Reclamation	20,200	R	131,300	60.1	Foundation	2004
		C	20,200			
TWTL396, Sha Tsui Road, Tsuen Wan	5,620	R	43,066	100	Superstructure	2002
KIL11122, Hau Man Street, Ho Man Tin	1,420	R	10,654	60.1	Foundation	2003
		C	2,131			
TMTL415, Fu Tei, Tuen Mun	3,904	R	5,571	100	Superstructure	2002
		G	2,787			
MTRC Tung Chung Station Development Package One						
TCTL2	6,300	H	22,000	20	Planning	N/A
TCTL3	21,265	R	94,080	20	Superstructure	2002
		C	2,500			

* *30% of total gross floor area will be allocated to Home Ownership Scheme.*

A MAJOR PROPERTIES UNDER DEVELOPMENT *(continued)*

AT 30 JUNE 2001

Location	Site Area (sq.m.)	Main Usage	Total Gross Floor Area (sq.m.)	Group's Attributable Interest (%)	Stage of Completion	Expected Completion Date
SHANGHAI						
The Grand Gateway,	29,050	R	33,500	47.3	RT2	N/A
2228 Hua Shan Lu,					Planning	
Xujiahui,		O	122,800		Planning	N/A
Xuhui District		S	20,800		Planning	N/A
Plaza 66,	31,100	O	71,200	57.5	OT2	N/A
1266 Nan Jing Xi Lu,					Planning	
Jing An District						

C : *Commercial* G : *Religious* H : *Hotel* O : *Office*
OT2 : *Office Tower 2* R : *Residential* RT2 : *Residential Tower 2* S : *Serviced Apartments*

B MAJOR INVESTMENT PROPERTIES

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Office/ Industrial	Residential	No. of Carparking Spaces
HONG KONG					
Central and Admiralty					
Printing House, 6 Duddell Street, IL339	2848	1,709	5,980	—	—
Chekiang First Bank Centre, 1 Duddell Street, IL7310	2848	—	9,007	—	—
Baskerville House, 22 Ice House Street, IL644	2880	1,473	3,379	—	—

B MAJOR INVESTMENT PROPERTIES *(continued)*

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Office/ Industrial	Residential	No. of Carparking Spaces
Central and Admiralty *(continued)*					
Standard Chartered Bank Building, 4-4A Des Voeux Road Central, Sections A&B of ML103	2854	4,814**	23,730**	—	16
Queensway Plaza, 93 Queensway	2012	6,923	—	—	—
Causeway Bay and Wanchai					
Hang Lung Centre, 2-20 Paterson Street, IL524 & IL749	2864	8,613	22,161	—	126
Causeway Bay Properties, Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, ML231, ML52, IL469 & IL470	2842, 2864 & 2868	31,072	—	7,935	—
Park Towers, 1 King's Road, IL8560	2060*	1,101	—	—	250
15/F-28/F, Shui On Centre, 6-8 Harbour Road, IL8633	2060*	—	16,722	—	42
Kornhill and Quarry Bay					
Kornhill Plaza, 1-2 Kornhill Road, IL8566	2059*	53,080	10,577	—	1,069
Stanhope House, 734 King's Road, IL3507	2007*	1,051	26,720	—	70

B MAJOR INVESTMENT PROPERTIES *(continued)*

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Gross Floor Area (sq.m.) Office/ Industrial	Gross Floor Area (sq.m.) Residential	No. of Carparking Spaces
The Peak and Mid-Levels					
The Peak Galleria, 118 Peak Road, RBL3	2047	12,500	—	—	493
Block 2, Nos. 2&3 Garden Terrace, Garden Road, IL896 & IL2850	2003* & 2886	—	—	9,464	83
Hong Kong South					
Burnside Estate, 9 South Bay Road, RBL994	2072	—	—	9,212	89
Mongkok					
Argyle Centre, Phase I, 688 Nathan Road, KIL1262	2060	101	2,430	—	—
Grand Tower Arcade, 627-641A Nathan Road, KIL10246	2060	13,041	—	—	—
Ritz Building, 625 Nathan Road, KIL10234	2060	1,629	8,614	—	—
Hang Tung Building, 1112-1120 Canton Road, KIL9708	2045*	—	—	—	955
Park-In Commercial Centre, 56 Dundas Street, KIL9590	2044*	6,297	29,966	—	478

B MAJOR INVESTMENT PROPERTIES *(continued)*

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Office/ Industrial	Residential	No. of Carparking Spaces
Tsimshatsui					
Grand Centre, 8 Humphreys Avenue, KIL7725 & KIL8026	2038	3,688	7,198	—	—
Hanford House, 221B-E Nathan Road, KIL10619 & KIL8132	2037	2,443	3,892	—	—
Ngau Tau Kok and Kwun Tong					
Amoy Plaza, 77 Ngau Tau Kok Road, NKIL53, NKIL1482, NKIL2660 & NKIL3947	2047	44,951	—	—	620
Amoycan Industrial Centre, 7 Ngau Tau Kok Road, NKIL1744	2047	—	8,589	—	—
Laguna Plaza, Cha Kwo Ling Road, NKIL6055	2047	15,619	—	—	165

B MAJOR INVESTMENT PROPERTIES *(continued)*

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Gross Floor Area (sq.m.) Office/ Industrial	Gross Floor Area (sq.m.) Residential	No. of Carparking Spaces
Cheung Sha Wan and Kwai Chung					
Park Building, 476 Castle Peak Road, NKIL1761	2047	—	13,522	—	—
CNT Group Building, 822 Lai Chi Kok Road, NKIL 5568	2047	—	9,004	—	73
9 Wing Hong Street, NKIL 6229	2047	—	35,223	—	95
Shops 1A1, 1A2, 5A, 6A, 6B & 7, Laichikok Bay Garden, Lai King Hill Road, Lot 3336 of SD4	2047	4,512	—	—	172
Star Centre, 443-451 Castle Peak Road, Section A of Lot 690 in DD445	2047	—	28,512	—	27

B MAJOR INVESTMENT PROPERTIES *(continued)*

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Gross Floor Area (sq.m.) Office/ Industrial	Gross Floor Area (sq.m.) Residential	No. of Carparking Spaces
SHANGHAI					
The Grand Gateway Garden, 2118 Hua Shan Lu, Xujiahui, Xuhui District	2063	—	—	33,500	—
The Grand Gateway, 1 Hong Qiao Lu, Xujiahui, Xuhui District	2043	99,200	—	—	1,100
Plaza 66, 1266 Nan Jing Xi Lu, Jing An District	2044	50,100	90,000	—	486

* *With an option to renew for a further term of 75 years*

** *The Group is now entitled to rental on 22,101 sq.m. of office area. The rights to rental entitlement in the remaining area will revert to the Group in 2012.*

C PROPERTIES MANAGED BY GRAND HOTEL GROUP

AT 30 JUNE 2001

Location	Lease Expiry	Gross Floor Area (sq.m.)	No. of Rooms
Grand Tower Hotel, 627 Nathan Road, Mongkok, KIL10246	2060	30,000	549
Grand Plaza Hotel and Grand Plaza Apartments, 2 Kornhill Road, Quarry Bay, IL8566	2059*	35,275	Hotel rooms 248 Apartments 242
The Bay Bridge, 123 Castle Peak Road, Yau Kom Tau, TWTL 356	2047	20,096	438
The Wesley, 22 Hennessy Road, Wanchai, IL8686#	2047	10,977	251

* *With an option to renew for a further term of 75 years*

\# *Pursuant to an agreement with Methodist Centre Limited, the Group acquired the rights to manage the property for a term of 20 years commencing 4 February 1992.*

Tradition is the source of strength.
A long history of experience and
practice provides the foresight and
intuition to achieve continued success.



REPORT OF THE DIRECTORS

The directors have pleasure in submitting their report together with the audited accounts for the year ended 30 June 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding, and through its subsidiaries, property development for sale, property investment for rental income, hotel owning and management, and other investments. The Group also operates in car park management and property management, and through its jointly controlled entities, the Group is involved in the operation of restaurants and dry-cleaning.

An analysis of the Group's turnover and contribution to trading results in respect of the above activities is set out in Note 2 on the Accounts.

As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover is not included.

PRINCIPAL SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

A list of principal subsidiaries and jointly controlled entities, together with their countries of operations and incorporation and particulars of their issued share capital/registered capital, is set out in Notes 30 and 31 on the Accounts.

FINANCIAL RESULTS

The profit of the Group for the year ended 30 June 2001, and the state of affairs of the Company and of the Group at that date are set out in the Accounts on pages 59 to 104.

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is set out on pages 32 and 33.

DIVIDENDS

The directors now recommend a final dividend of 32 cents per share which, together with the interim dividend of 12 cents per share paid on 20 April 2001, makes a total of 44 cents per share in respect of the year ended 30 June 2001. The proposed final dividend, if approved by the shareholders at the Annual General Meeting on 23 November 2001, will be paid on 30 November 2001 to shareholders whose names appear on the Register of Members on 16 November 2001.

SHARE CAPITAL

Details of movements in share capital of the Company during the year are set out in Note 23 on the Accounts.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased a total of 2,674,000 shares of $1.00 each of the Company on The Stock Exchange of Hong Kong Limited, details of which are shown in Note 23 on the Accounts. All of these shares had been cancelled by the Company upon repurchase. The directors considered that the aforesaid share repurchase has resulted in enhancement of the net asset value per share then in issue.

Save as aforesaid, the Company and its subsidiaries had not purchased, sold or redeemed any of the Company's listed securities during the year.

RESERVES

Movements in the reserves of the Company and of the Group during the year are set out in Note 24 on the Accounts.

CHARITABLE DONATIONS

Donations made for charitable purposes by the Group during the year amounted to $0.3 million (2000: $2.1 million).

BANK LOANS AND OVERDRAFTS

Particulars of bank loans and overdrafts of the Company and of the Group as at 30 June 2001 are set out in Note 17 on the Accounts.

BORROWING COSTS CAPITALISATION

Borrowing costs capitalised by the Group during the year amounted to $247.8 million (2000: $361.7 million).

FIXED ASSETS

Movements in fixed assets during the year are set out in Note 10 on the Accounts.

MAJOR GROUP PROPERTIES

Details of major properties under development and major investment properties as at 30 June 2001 are set out on pages 42 to 48.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, both the percentage of purchases attributable to the Group's 5 largest suppliers combined and the percentage of turnover or sales attributable to the Group's 5 largest customers combined were less than 30% of the total purchases and turnover or sales of the Group respectively.

DIRECTORS

The names of the directors of the Company as at the date of this report are listed on page 3.

Mr. Alfred H.K. Li has resigned as a director of the Company to take effect on 31 October 2001. The board of directors wishes to convey its gratitude to Mr. Li for his valuable contributions to the Company during his tenure of office.

Mr. Terry S.Y. Ng will be appointed as a director of the Company with effect from 1 November 2001. As the date of his appointment is subsequent to the last Annual General Meeting, he will retire in accordance with Article 94 of the Company's Articles of Association and, being eligible, will offer himself for re-election.

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Messrs. H.K. Cheng, Wilfred S.L. Ho and Simon S.O. Ip retire by rotation and, being eligible, offer themselves for re-election.

The appointments of non-executive directors are for specific terms which coincide with their expected dates of retirement by rotation in accordance with the provisions of the Company's Articles of Association.

Brief biographical details of the directors of the Company are set out on pages 36 to 38.

SERVICE CONTRACT

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

DIRECTORTS' INTERESTS IN CONTRACTS

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company was materially interested, whether directly or indirectly, subsisting during or at the end of the year.

At no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate, apart from the employee share option scheme of the Company approved by the shareholders.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

During the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2001, the interests of each director and their associates in the issued share capital of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are set out on Table 1.

During the year, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for shares or debentures of the Company.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

As at 30 June 2001, the interests of every person, other than directors of the Company, in the issued share capital of the Company as recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance are set out on Table 2.

AUDITORS

A resolution for the re-appointment of KPMG as auditors of the Company until the conclusion of the next Annual General Meeting is to be proposed at the forthcoming Annual General Meeting.

On Behalf of the Board
Ronnie C. Chan
Chairman

Hong Kong, 24 September 2001

TABLE 1: DIRECTORS' INTERESTS IN SHARES

THE COMPANY

	Shares of $1.00 each				Share Options**
	Personal Interests	Family Interests	Corporate Interests	Other Interests	Personal Interests
Ronnie C. Chan	—	—	—	339,034,580 (Note)	—
S.S. Yin	—	—	—	—	—
Nelson W.L. Yuen	—	—	—	—	2,500,000
Gerald L. Chan	—	—	—	339,034,580 (Note)	—
Laura L.Y. Chen	—	—	—	—	—
H.K. Cheng	—	—	—	—	—
Wilfred S.L. Ho	—	—	—	—	1,250,000
Simon S.O. Ip	—	—	—	—	—
Alfred H.K. Li	—	—	—	—	1,250,000

AMOY PROPERTIES LIMITED

	Ordinary Shares of $1.00 each			
	Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	—	—	—	—
S.S. Yin	—	—	—	—
Nelson W.L. Yuen	—	—	—	—
Gerald L. Chan	—	—	—	—
Laura L.Y. Chen	—	—	—	—
H.K. Cheng	—	—	—	—
Wilfred S.L. Ho	—	—	—	—
Simon S.O. Ip	—	—	—	—
Alfred H.K. Li	—	—	—	—

TABLE 1: DIRECTORS' INTERESTS IN SHARES *(continued)*

GRAND HOTEL HOLDINGS LIMITED

		Number of Shares			
	Class*	Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	A	—	—	—	15,765,607 (Note)
	B	—	—	—	20,396,065 (Note)
S.S. Yin		—	—	—	—
Nelson W.L. Yuen		—	—	—	—
Gerald L. Chan	A	—	—	—	15,765,607 (Note)
	B	—	—	—	20,396,065 (Note)
Laura L.Y. Chen		—	—	—	—
H.K. Cheng		—	—	—	—
Wilfred S.L. Ho		—	—	—	—
Simon S.O. Ip		—	—	—	—
Alfred H.K. Li		—	—	—	—

* *A: 'A' Shares of $0.10 each*
B: 'B' Shares of $0.01 each

** *Share options were granted to certain directors on 24 February 2000 under the Share Option Scheme of the Company at exercise price of $6.12 per share, exercisable in 3 tranches, i.e. 20% from 24 February 2001#, 30% from 24 February 2002# and 50% from 24 February 2003# (#subject to change by the Board at its discretion to an earlier but not a later date), and expiring on 23 February 2010. During the year, none of the directors exercised such options.*

Note

These shares were held by a trust of which associates of Mr. Ronnie C. Chan and Mr. Gerald L. Chan are members of a wide class of discretionary objects.

TABLE 2: SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

	Number of Shares Held
Cole Limited	476,834,580 (a)
Franklin Resources, Inc.	158,984,800 (b)
Templeton Worldwide, Inc.	158,971,800 (b)
Templeton International, Inc.	158,280,600 (b)

Notes

(a) *These shares had included the 339,034,580 shares held by a trust of which associates of Mr. Ronnie C. Chan and Mr. Gerald L. Chan are members of a wide class of discretionary objects (as referred to in the Note of Table 1).*

(b) *These represented the same parcels of shares held by their subsidiaries.*

REPORT OF THE AUDITORS

TO THE SHAREHOLDERS OF HANG LUNG DEVELOPMENT COMPANY, LIMITED (INCORPORATED IN HONG KONG WITH LIMITED LIABILITY)

We have audited the accounts on pages 59 to 104 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 24 September 2001

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2001
(Expressed in Hong Kong dollars)

	Note	2001 $Million	2000 $Million
Turnover	2(a)	5,823.4	2,821.8
Other revenue	3	166.0	—
Direct costs and operating expenses		(3,660.9)	(717.6)
Administrative expenses		(148.2)	(136.7)
Profit from operations before finance costs		2,180.3	1,967.5
Finance costs	4(a)	(501.6)	(387.9)
Operating profit	4	1,678.7	1,579.6
Share of results of jointly controlled entities		45.1	82.0
Profit before taxation	2(b)	1,723.8	1,661.6
Taxation	6(a)	(307.5)	(215.2)
Profit after taxation		1,416.3	1,446.4
Minority interests		(671.8)	(573.3)
Net profit attributable to shareholders	7	744.5	873.1
Dividends	8	(581.9)	(695.1)
Retained profit for the year	24	162.6	178.0
Earnings per share	9		
Basic		56.3 ¢	65.7 ¢
Diluted		56.2 ¢	N/A

The annexed notes form part of these accounts.

BALANCE SHEETS

AT 30 JUNE 2001
(Expressed in Hong Kong dollars)

		Group		Company	
		2001	2000	**2001**	2000
	Note	**$Million**	$Million	**$Million**	$Million
ASSETS					
Non-current assets					
Fixed assets	10	**34,284.4**	34,245.3	—	—
Interest in subsidiaries	11	—	—	**13,312.8**	13,198.7
Interest in jointly controlled entities	12	**1,863.8**	2,259.7	**2.1**	(2.1)
Loans and investments	13	**373.4**	253.4	—	—
		36,521.6	36,758.4	**13,314.9**	13,196.6
Current assets					
Inventories	14	**8,769.4**	7,266.3	—	—
Trade and other receivables	15	**234.6**	209.9	**0.3**	0.5
Investments	16	**521.4**	—	—	—
Cash and deposits with banks		**4,187.1**	5,333.1	—	—
		13,712.5	12,809.3	**0.3**	0.5
Current liabilities					
Bank loans and overdrafts	17	**5,049.9**	5,616.2	**35.0**	172.5
Trade and other payables	18	**2,048.6**	3,261.4	**6.2**	5.9
Taxation	6(b)	**342.2**	700.1	—	—
Proposed final dividend	8	**423.2**	535.6	**423.2**	535.6
		7,863.9	10,113.3	**464.4**	714.0
Net current assets/(liabilities)		**5,848.6**	2,696.0	**(464.1)**	(713.5)
Total assets less current liabilities		**42,370.2**	39,454.4	**12,850.8**	12,483.1
Non-current liabilities					
Long term liabilities	19	**8,660.1**	5,264.0	—	—
Minority interests	22	**14,986.7**	14,898.1	—	—
		23,646.8	20,162.1	—	—
NET ASSETS		**18,723.4**	19,292.3	**12,850.8**	12,483.1

AT 30 JUNE 2001
(Expressed in Hong Kong dollars)

		Group		Company	
		2001	2000	**2001**	2000
	Note	**$Million**	$Million	**$Million**	$Million
CAPITAL AND RESERVES					
Share capital	23	**1,322.3**	1,324.7	**1,322.3**	1,324.7
Reserves	24	**17,401.1**	17,967.6	**11,528.5**	11,158.4
Shareholders' funds		**18,723.4**	19,292.3	**12,850.8**	12,483.1

Approved by the Board of Directors on 24 September 2001.

Nelson W. L. Yuen *Managing Director*

Wilfred S. L. Ho *Executive Director*

The annexed notes form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2001
(Expressed in Hong Kong dollars)

		2001		2000	
	Note	$Million	$Million	$Million	$Million
Net cash (outflow)/inflow from operating activities	(a)		(1,391.0)		1,707.8
Returns on investments and servicing of finance					
Interest received		256.8		397.3	
Dividends received from jointly controlled entities		29.4		27.8	
Interest and other ancillary borrowing costs paid		(732.6)		(681.2)	
Finance lease charges paid		(62.9)		(64.6)	
Dividends paid		(694.3)		(478.4)	
Dividends paid to minority shareholders		(497.0)		(419.6)	
Net cash outflow from returns on investments and servicing of finance			(1,700.6)		(1,218.7)
Taxation					
Hong Kong profits tax paid			(659.0)		(288.3)
Investing activities					
Purchase of fixed assets		(1,228.7)		(1,599.8)	
Disposal of fixed assets		851.0		17.9	
Purchase of investments		(180.1)		(15.9)	
Net repayment of advances from unlisted investments		5.0		32.6	
Proceeds from sale of investments		—		47.1	
Investment in a jointly controlled entity		(2.0)		—	
Repayment from jointly controlled entities		102.5		0.6	
Advances to jointly controlled entities		(35.4)		(262.7)	
Aggregate consideration paid for purchase of shares of a subsidiary		(32.2)		(5.9)	
Net cash outflow from investing activities			(519.9)		(1,786.1)
Net cash outflow before financing carried forward			(4,270.5)		(1,585.3)

FOR THE YEAR ENDED 30 JUNE 2001
(Expressed in Hong Kong dollars)

		2001		2000	
	Note	$Million	$Million	$Million	$Million
Net cash outflow before financing brought forward			(4,270.5)		(1,585.3)
Financing					
New bank loans		15,012.5		676.0	
Repayment of bank loans		(11,975.5)		(536.5)	
Repurchase of shares		(16.4)		(21.9)	
Exercise of share options		1.3		—	
Repurchase of shares by a subsidiary		—		(15.3)	
Issue of floating rate notes		—		540.0	
Investments by minority shareholders		107.1		—	
Advances from minority shareholders		227.8		198.5	
Repayment to minority shareholders		(31.3)		(19.2)	
Capital element of finance lease		(27.7)		(22.6)	
Net cash inflow from financing	(b)		3,297.8		799.0
Decrease in cash and cash equivalents			(972.7)		(786.3)
Cash and cash equivalents at 1 July			5,155.4		5,941.7
Cash and cash equivalents at 30 June	(c)		4,182.7		5,155.4

Notes to the Consolidated Cash Flow Statement

(Expressed in Hong Kong dollars)

(a) Reconciliation of operating profit to net cash (outflow)/inflow from operating activities

	2001	2000
	$Million	$Million
Operating profit	**1,678.7**	1,579.6
Interest and other ancillary borrowing costs	**438.7**	323.3
Finance lease charges	**62.9**	64.6
Depreciation	**58.6**	52.2
Provision for investments written back	**—**	(38.0)
Interest income	**(244.8)**	(393.6)
Profit on disposal of fixed assets	**(332.1)**	(4.4)
Profit on disposal of investments	**—**	(30.3)
(Increase)/Decrease in properties under development	**(3,729.9)**	457.0
Decrease/(Increase) in completed properties for sale	**2,340.7**	(2,269.4)
Decrease/(Increase) in stocks	**0.4**	(0.3)
Decrease in mortgage loans	**54.3**	364.9
(Increase)/Decrease in debtors, deposits and prepayments	**(4.5)**	49.0
Increase in investments	**(521.4)**	—
(Decrease)/Increase in land premium payable	**(1,021.0)**	1,021.0
(Decrease)/Increase in creditors and accrued expenses	**(195.4)**	483.6
Increase in deposits received	**14.7**	23.2
Exchange difference	**9.1**	25.4
Net cash (outflow)/inflow from operating activities	**(1,391.0)**	1,707.8

Notes to the Consolidated Cash Flow Statement *(continued)*

(Expressed in Hong Kong dollars)

(b) Analysis of changes in financing during the year

	Share capital (including premium)	Minority interests	Bank loans	Finance lease obligations	Floating rate notes	Retained profits
	$Million	$Million	$Million	$Million	$Million	$Million
Balance at 1 July 1999	3,495.0	14,166.7	9,139.0	932.9	—	9,657.1
Net cash flow from financing	—	172.8	139.5	(22.6)	540.0	(30.7)
Attributable profits less dividends paid	—	153.7	—	—	—	—
Share of revaluation deficits, net of disposals	—	417.6	—	—	—	—
Effect of change of shareholdings in subsidiaries	—	(26.7)	—	—	—	—
Exchange difference	—	14.0	—	—	—	—
Nominal value of own shares repurchased and cancelled	(4.0)	—	—	—	—	—
Profit for the year	—	—	—	—	—	178.0
Balance at 30 June 2000	**3,491.0**	**14,898.1**	**9,278.5**	**910.3**	**540.0**	**9,804.4**
Net cash flow from financing	**1.3**	**303.6**	**3,037.0**	**(27.7)**	**—**	**(16.4)**
Attributable profits less dividends paid	**—**	**174.8**	**—**	**—**	**—**	**—**
Share of revaluation deficits, net of disposals	**—**	**(357.2)**	**—**	**—**	**—**	**—**
Effect of change of shareholdings in subsidiaries	**—**	**(35.3)**	**—**	**—**	**—**	**—**
Exchange difference	**—**	**2.7**	**—**	**—**	**—**	**—**
Nominal value of own shares repurchased and cancelled	**(2.6)**	**—**	**—**	**—**	**—**	**—**
Profit for the year	**—**	**—**	**—**	**—**	**—**	**162.6**
Balance at 30 June 2001	**3,489.7**	**14,986.7**	**12,315.5**	**882.6**	**540.0**	**9,950.6**

Notes to the Consolidated Cash Flow Statement *(continued)*

(Expressed in Hong Kong dollars)

(c) Analysis of the balances of cash and cash equivalents as shown in the consolidated balance sheet

	2001	2000
	$Million	$Million
Cash and deposits with banks maturing within three months of the balance sheet date	**4,187.1**	5,333.1
Bank loans and overdrafts repayable within three months from the date of advance	**(4.4)**	(177.7)
	4,182.7	5,155.4

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 30 JUNE 2001
(Expressed in Hong Kong dollars)

	2001 $Million	2000 $Million
(Deficit)/Surplus on revaluation of investment properties	(589.2)	406.7
Surplus on revaluation of investment properties of jointly controlled entities	11.6	19.6
Exchange (losses)/gains on translation of subsidiaries	(32.3)	11.4
Net (losses)/gains not recognised in the consolidated income statement	(609.9)	437.7
Net profit for the year	744.5	873.1
Less: Realisation of capital reserve on disposal of property	(109.6)	(3.8)
Total recognised gains	25.0	1,307.0
Capital reserve for increase in investment in a subsidiary	3.1	20.8
	28.1	1,327.8

The annexed notes form part of these accounts.

NOTES ON THE ACCOUNTS

(Expressed in Hong Kong dollars)

1 PRINCIPAL ACCOUNTING POLICIES

(a) STATEMENT OF COMPLIANCE

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

(b) BASIS OF PREPARATION OF THE ACCOUNTS

The measurement basis used in the preparation of the accounts is historical cost modified by the marking to market of certain investments in securities and the revaluation of investment properties as explained in accounting policy 1(g) and 1(h)3 respectively below.

(c) BASIS OF CONSOLIDATION

The consolidated accounts incorporate the accounts of Hang Lung Development Company, Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany transactions are eliminated on consolidation.

(d) SUBSIDIARIES

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each subsidiary individually. Any such provisions are recognised as an expense in the income statement.

(e) JOINTLY CONTROLLED ENTITIES

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(e) JOINTLY CONTROLLED ENTITIES *(continued)*

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each jointly controlled entity individually. The results of jointly controlled entities are included in the Company's income statement to the extent of dividends received and receivable at the balance sheet date.

(f) CAPITAL RESERVE OR GOODWILL ON CONSOLIDATION

Capital reserve or goodwill arising on consolidation represents the excess or deficit respectively of the fair value of the separable net assets of the subsidiaries and jointly controlled entities at the respective acquisition dates over the value of the consideration paid. Goodwill is written off directly to reserves in the year in which it arises. On disposal of a subsidiary or a jointly controlled entity, the attributable amount of capital reserve or goodwill is included in the calculation of the profit or loss on disposal.

(g) INVESTMENTS IN SECURITIES

Investments in securities intended to be held on a continuing basis, for an identified long term purpose which are not investments in subsidiaries and jointly controlled entities, are classified as unlisted investments and are carried at cost less provision for diminution in value which is other than temporary as considered by the directors by reference to the fair values. Results of these investments are included in the consolidated income statement only to the extent of dividends and interests received and receivable. Any such provisions are recognised as an expense in the consolidated income statement.

All other investments are stated at fair value in the balance sheet. Changes in fair value are dealt with in the consolidated income statement.

(h) PROPERTIES

1. Properties under development for sale

Properties under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Property development costs include borrowing costs capitalised, if any, and professional fees, plus attributable profit taken to date, less sums received from stakeholders. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

When a development property is sold in advance of completion, recognition of profit commences when the sale and purchase agreement has been signed. The profits recognised in a year are computed as a proportion of the total estimated profit to completion and such proportion is calculated by reference to the degree of completion for the property and the terms of payment for the properties pre-sold, with due allowance for contingencies.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(h) PROPERTIES *(continued)*

2. Completed properties for sale

Completed properties for sale are classified under current assets and stated at the lower of cost and net realisable value. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

When properties are sold, the carrying amount of those properties is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of properties to net realisable value is recognised as an expense in the period the write-down occurs. The amount of any reversal of any write-down of properties, arising from an increase in net realisable value, is recognised as a reduction in the amount of properties recognised as an expense in the period in which the reversal occurs.

3. Investment properties

Investment properties are properties held as long term capital investments for rental purposes. They are stated at their open market value which is assessed annually by external qualified valuers, except for investment properties with an unexpired lease term of 20 years or less which are stated at amortised cost. Surpluses arising on revaluation are credited to the investment property revaluation reserve; deficits arising on revaluation are firstly set off against any previous revaluation surpluses on a portfolio basis and thereafter taken to the consolidated income statement. Revaluation surpluses or deficits are dealt with in the consolidated income statement upon disposal.

Properties under development are stated at cost, including borrowing costs capitalised, if any, and professional fees, less any provision for diminution in value which is other than temporary as considered necessary by the directors. A property developed for rental purposes is classified as an investment property when the construction work and development have been completed.

4. Hotel properties

Hotel properties are carried at their previously stated valuations.

5. Other fixed assets

Other fixed assets are stated at cost less accumulated depreciation.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(h) PROPERTIES *(continued)*

6. Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in accounting policy 1(i) below. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in accounting policy 1(l)2 below.

(i) DEPRECIATION

1. Investment properties

No depreciation is provided for investment properties with an unexpired lease term of over 20 years as the valuation takes into account the state of each property at the date of valuation.

Depreciation is provided for investment properties with an unexpired lease term of 20 years or less. It is calculated to write off the carrying value on a straight line basis over the remaining term of the leases.

2. Properties under development

No depreciation is provided for properties under development.

3. Hotel properties

No depreciation is provided in respect of hotel properties with an unexpired lease term of over 20 years. It is the Group's policy to maintain the hotel properties in such condition that their value is not diminished by the passage of time and the related expenditure is charged to the consolidated income statement in the year in which it is incurred so that any element of depreciation would be immaterial.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(i) DEPRECIATION *(continued)*

4. Other fixed assets

Depreciation on other fixed assets is provided so as to write off the cost on a straight line basis over their estimated useful lives as follows:

Leasehold land	unexpired lease term
Buildings	50 years or unexpired lease term, whichever is shorter
Furniture and equipment	4 - 20 years
Hotel operating assets	3 - 10 years
Motor vehicles	5 years

(j) STOCKS

Stocks are stated at the lower of cost and net realisable value. Cost is computed on a first-in first-out basis. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(k) BORROWING COSTS

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(l) REVENUE RECOGNITION

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the consolidated income statement as follows:

1. Sale of properties

Revenue from sale of completed properties is recognised upon signing of the sale and purchase agreements and revenue from pre-sale of properties under development is recognised over the course of development on the basis as stipulated in accounting policy 1(h)1.

2. Rental income

Rental income under operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.

3. Hotel revenue

Revenue from hotel operations is recognised when services are rendered.

4. Interest income

Interest on bank deposits and mortgage loans is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

5. Dividends

Dividends are recognised when the right to receive payment is established.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(m) DEFERRED TAXATION

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(n) TRANSLATION OF FOREIGN CURRENCIES

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies and the results of overseas subsidiaries and jointly controlled entities are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the consolidated income statement with the exception of those arising from the retranslation of opening foreign currency net investments which are dealt with in the exchange fluctuation reserve.

(o) RELATED PARTIES

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

2 TURNOVER AND PROFIT BEFORE TAXATION

The principal activities of the Company are investment holding and, through its subsidiaries, property development for sale, property leasing for rental income, hotel owning and management and other investments. The Group also operates in car park management and property management, and through its jointly controlled entities, the Group is involved in the operation of restaurants and dry-cleaning.

As the majority of the activities of the Group during the year were carried out in Hong Kong, a geographical analysis of turnover and profit before taxation is not included.

An analysis of the Group's turnover and profit before taxation from the principal activities is as follows:

	Group	
	2001	2000
	$Million	$Million
(a) Turnover		
Property sales	3,247.5	86.3
Property leasing	2,020.8	2,051.0
Hotel owning and management	269.8	253.2
Other operations	40.5	37.7
Interest income	244.8	393.6
	5,823.4	2,821.8
(b) Profit before taxation		
Property sales	183.0	32.3
Property leasing	1,644.7	1,591.4
Hotel owning and management	81.1	59.6
Other operations	197.9	97.3
Net interest (expenses)/income	(234.7)	17.7
	1,872.0	1,798.3
Less: Administrative expenses	(148.2)	(136.7)
	1,723.8	1,661.6

3 OTHER REVENUE

	Group 2001 $Million	Group 2000 $Million
Profit on disposal of listed investments	20.9	—
Dividend income from listed investments	25.5	—
Unrealised gains on listed investments	119.6	—
	166.0	—

4 OPERATING PROFIT

	Group 2001 $Million	Group 2000 $Million
Operating profit is arrived at after charging/(crediting):		
(a) Finance costs		
Interest on bank loans and other borrowings repayable within 5 years	652.3	657.4
Finance lease charges	62.9	64.6
Other ancillary borrowing costs	34.2	27.6
Total borrowing costs	749.4	749.6
Less: Borrowing costs capitalised (Note)	(247.8)	(361.7)
	501.6	387.9
(b) Other items		
Auditors' remuneration	7.1	7.7
Depreciation	58.6	52.2
Profit on disposal of investment properties	(320.2)	(8.1)
Included in cost of property sales:—		
Cost of inventories	2,656.6	85.4
Cost of investment properties	442.2	3.9
Staff costs	356.2	324.4
Rental income less direct outgoings of $370.8 million (2000: $499.3 million)	(1,650.0)	(1,551.7)

Note : The borrowing costs have been capitalised at an average rate of 6.3% (2000: 7.1%) per annum for properties under development.

5 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

	Group	
	2001	2000
	$Million	$Million
Fees		
Independent Non-Executive Directors	0.4	0.4
Other directors	0.8	0.8
Salaries, allowances and benefits in kind	7.0	6.8
Group's contributions to pension scheme	0.6	0.5
Discretionary bonuses	9.9	8.7
	18.7	17.2

In addition to the above emoluments, certain directors were granted share options under the Company's share option scheme, details of which are disclosed under the paragraph "Directors' interests in shares" in the directors' report.

The number of directors whose emoluments fell within the following bands is as follows:

	Number of directors	
	2001	2000
Nil — $1,000,000	5	5
$1,500,001 — $2,000,000	1	1
$3,000,001 — $3,500,000	—	1
$3,500,001 — $4,000,000	—	1
$4,000,001 — $4,500,000	2	—
$8,000,001 — $8,500,000	1	1
	9	9

5 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

The emoluments of the five highest paid individuals in the Group, including three directors for both 2001 and 2000, are as follows:

	Group	
	2001	2000
	$Million	$Million
Fees	**0.5**	0.4
Salaries, allowances and benefits in kind	**9.1**	8.7
Group's contributions to pension scheme	**0.8**	0.8
Discretionary bonuses	**11.0**	9.7
	21.4	19.6

The emoluments of the five highest paid individuals, including three directors for both 2001 and 2000, fell within the following bands:

	Number of individuals	
	2001	2000
$2,000,001 — $2,500,000	**2**	2
$3,000,001 — $3,500,000	**—**	1
$3,500,001 — $4,000,000	**—**	1
$4,000,001 — $4,500,000	**2**	—
$8,000,001 — $8,500,000	**1**	1
	5	5

6 TAXATION

	Group 2001 $Million	Group 2000 $Million
(a) Taxation in the consolidated income statement represents:		
Provision for Hong Kong profits tax at 16% for the year	162.1	188.1
Underprovision in respect of previous years	139.0	16.3
Deferred taxation (Note 21)	(0.1)	(0.8)
Share of jointly controlled entities' taxation	6.5	11.6
	307.5	215.2
(b) Taxation in the consolidated balance sheet represents:		
Provision for Hong Kong profits tax for the year	162.1	188.1
Overseas tax provision relating to previous years	0.2	0.2
Provision for Hong Kong profits tax relating to previous years	179.9	511.8
	342.2	700.1

7 NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Net profit attributable to shareholders includes a profit of $964.7 million (2000: $775.8 million) which has been dealt with in the accounts of the Company.

8 DIVIDENDS

	2001 $Million	2000 $Million
Interim dividend paid of 12 cents (2000: 12 cents) per share	158.7	159.5
Proposed final dividend of 32 cents (2000: 40.5 cents) per share	423.2	535.6
	581.9	695.1

9 EARNINGS PER SHARE

(a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of $744.5 million (2000: $873.1 million) and the weighted average number of 1,322.7 million (2000: 1,328.3 million) shares in issue during the year.

(b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of $744.5 million and the weighted average number of 1,324.7 million shares after adjusting for the effects of all dilutive potential shares. No diluted earnings per share was presented for last year as the Company's share options did not give rise to any dilution.

(c) Reconciliations

	2001 Number of shares
Weighted average number of shares used in calculating basic earnings per share	1,322,677,862
Deemed issue of shares for no consideration	2,068,047
Weighted average number of shares used in calculating diluted earnings per share	1,324,745,909

10 FIXED ASSETS — GROUP

	Investment properties	Properties under development	Hotel properties in Hong Kong on long leases	Other fixed assets	Total
	$Million	$Million	$Million	$Million	$Million
Cost or valuation:					
At 1 July 2000	26,716.6	5,939.7	1,475.8	632.9	34,765.0
Additions	209.4	1,124.1	—	28.7	1,362.2
Transfers	3,029.0	(3,029.0)	—	—	—
Disposals	(797.0)	—	—	(4.1)	(801.1)
Deficit on revaluation	(467.3)	—	—	—	(467.3)
At 30 June 2001	**28,690.7**	**4,034.8**	**1,475.8**	**657.5**	**34,858.8**
Accumulated depreciation:					
At 1 July 2000	140.1	—	—	379.6	519.7
Charge for the year	20.6	—	—	38.0	58.6
Written back on disposals	—	—	—	(3.9)	(3.9)
At 30 June 2001	**160.7**	**—**	**—**	**413.7**	**574.4**
Net book value:					
At 30 June 2001	**28,530.0**	**4,034.8**	**1,475.8**	**243.8**	**34,284.4**
At 30 June 2000	26,576.5	5,939.7	1,475.8	253.3	34,245.3

Cost or valuation of the fixed assets at 30 June 2001 is made up as follows:

	Investment properties	Properties under development	Hotel properties in Hong Kong on long leases	Other fixed assets	Total
Valuation	**28,416.7**	**—**	**1,450.5**	**—**	**29,867.2**
Cost	**274.0**	**4,034.8**	**25.3**	**657.5**	**4,991.6**
	28,690.7	**4,034.8**	**1,475.8**	**657.5**	**34,858.8**

10 FIXED ASSETS — GROUP *(continued)*

An analysis of net book value of properties is as follows:

	Investment properties		Properties under development	
	2001	2000	**2001**	2000
	$Million	$Million	**$Million**	$Million
Long leases in Hong Kong	**17,589.7**	18,051.5	**663.7**	625.2
Long leases outside Hong Kong	**455.0**	513.3	**—**	—
Medium term leases in Hong Kong	**6,222.0**	6,059.0	**1,767.7**	1,462.3
Medium term leases outside Hong Kong	**4,150.0**	1,920.0	**1,603.4**	3,852.2
Short lease in Hong Kong	**113.3**	32.7	**—**	—
	28,530.0	26,576.5	**4,034.8**	5,939.7

All major investment properties of the Group held under long and medium term leases were revalued as at 30 June 2001 by Chesterton Petty Limited, chartered surveyors, on an open market value basis calculated on total rental income after taking into account reversionary income potential.

The net book value of investment properties of the Group of $28,530.0 million (2000: $26,576.5 million) includes an amount of $2,103.0 million (2000: $1,953.0 million) in respect of an asset held under a finance lease.

The hotel properties held by the Group are carried at their previously stated valuations based on a professional valuation made by Chesterton Petty Limited, chartered surveyors, on an open market value basis as at 30 September 1988.

The net book value of other fixed assets of the Group of $243.8 million (2000: $253.3 million) includes amounts of $11.2 million (2000: $11.3 million) and $6.2 million (2000: $6.3 million) in respect of land and buildings held in and outside Hong Kong respectively on long leases.

The Group leases out its investment properties under operating leases and subleases in respect of those under finance lease. The leases typically run for an initial period of two to five years, with an option to renew the leases after that date at which time all terms are renegotiated. Lease payments are usually adjusted regularly to reflect market rentals and include contingent rentals, calculated based on a percentage of the turnover of the tenants and the amount of contingent rentals received for the year is $13.8 million (2000: $10.2 million).

10 FIXED ASSETS — GROUP *(continued)*

At 30 June 2001, total future minimum lease payments receivable under non-cancellable operating leases were as follows:

	Subleases	Other leases	Total
	$Million	$Million	$Million
Within 1 year	124.4	1,617.0	1,741.4
After 1 year but within 5 years	255.3	1,814.8	2,070.1
After 5 years	308.1	308.9	617.0
	687.8	3,740.7	4,428.5

11 INTEREST IN SUBSIDIARIES

	Company	
	2001	2000
	$Million	$Million
Unlisted shares, at cost less provision	170.7	170.7
Amounts due from subsidiaries	13,410.2	13,342.6
Amounts due to subsidiaries	(268.1)	(314.6)
	13,312.8	13,198.7

Details of principal subsidiaries are set out in note 30.

12 INTEREST IN JOINTLY CONTROLLED ENTITIES

	Group 2001	Group 2000	Company 2001	Company 2000
	$Million	$Million	$Million	$Million
Unlisted shares, at cost	—	—	5.9	5.9
Share of net assets	269.4	598.2	—	—
	269.4	598.2	5.9	5.9
Amounts due from jointly controlled entities	1,605.6	1,677.0	5.0	5.8
Amounts due to jointly controlled entities	(11.2)	(15.5)	(8.8)	(13.8)
	1,863.8	2,259.7	2.1	(2.1)

Details of principal jointly controlled entities are set out in note 31.

13 LOANS AND INVESTMENTS

	Group 2001	Group 2000
	$Million	$Million
Unlisted investments in Hong Kong	50.1	16.1
Advances less provision	28.8	33.8
	78.9	49.9
Listed investments outside Hong Kong	146.1	—
Mortgage loans (Note)	148.4	203.5
	373.4	253.4
Market value of listed investments outside Hong Kong	146.1	—

Note : The mortgage loans are secured on properties. The amounts receivable within one year from the balance sheet date are included under current assets.

14 INVENTORIES

	Group 2001 $Million	Group 2000 $Million
Properties under development (Note)		
— Hong Kong	**8,406.5**	4,562.3
Completed properties for sale		
— Hong Kong	**256.9**	2,530.6
— outside Hong Kong	**102.3**	169.3
Stocks	**3.7**	4.1
	8,769.4	7,266.3

The amount of inventories (included above) carried at net realisable value is $1,296.8 million (2000: $3,296.2 million).

Note: Properties under development in the amount of $5,920.1 million (2000: $1,876.4 million) are not expected to be completed for sale within one year.

15 TRADE AND OTHER RECEIVABLES

	Group 2001 $Million	Group 2000 $Million	Company 2001 $Million	Company 2000 $Million
Mortgage loans	**5.7**	4.9	**—**	—
Debtors, deposits and prepayments	**228.9**	205.0	**0.3**	0.5
	234.6	209.9	**0.3**	0.5

15 TRADE AND OTHER RECEIVABLES *(continued)*

Included in trade and other receivables are trade debtors with the following ageing analysis:

	Group 2001	Group 2000
	$Million	$Million
Within 1 month	**77.1**	43.2
1 - 3 months	**22.7**	17.3
Over 3 months	**10.6**	13.2
	110.4	73.7

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

16 INVESTMENTS

The amount represents listed investments in Hong Kong carried at market value as of 30 June 2001.

17 BANK LOANS AND OVERDRAFTS

At 30 June, bank loans and overdrafts were unsecured and repayable as follows:

	Group 2001	Group 2000	Company 2001	Company 2000
	$Million	$Million	**$Million**	$Million
Within 1 year or on demand	**5,049.9**	5,616.2	**35.0**	172.5
After 1 year but within 2 years	—	3,330.0	—	—
After 2 years but within 5 years	**7,270.0**	510.0	—	—
Total after 1 year but within 5 years (Note 19)	**7,270.0**	3,840.0	—	—
	12,319.9	9,456.2	**35.0**	172.5

18 TRADE AND OTHER PAYABLES

	Group		Company	
	2001	2000	2001	2000
	$Million	$Million	$Million	$Million
Land premium payable	—	1,021.0	—	—
Creditors and accrued expenses (Note i)	1,209.0	1,415.5	6.2	5.9
Deposits received (Note ii)	839.6	824.9	—	—
	2,048.6	3,261.4	6.2	5.9

Notes: (i) Creditors and accrued expenses include retention money payable of $84.1 million (2000: $82.5 million) which is not expected to be settled within one year.

(ii) Deposits received of $514.4 million (2000: $476.3 million) are not expected to be settled within one year.

Included in trade and other payables are trade creditors with the following ageing analysis:

	Group	
	2001	2000
	$Million	$Million
Within 1 month	412.7	465.2
Over 3 months	646.6	456.7
	1,059.3	921.9

19 LONG TERM LIABILITIES

	Group 2001	Group 2000
	$Million	$Million
Bank loans — unsecured (Note 17)	**7,270.0**	3,840.0
Finance lease obligations (Note 20)	**848.8**	882.6
Floating rate notes due 2004 (Note)	**540.0**	540.0
Deferred taxation (Note 21)	**0.6**	0.7
Land premium	**0.7**	0.7
	8,660.1	5,264.0

Note: The floating rate notes were issued by the Company's subsidiary and were listed in October 1999 on The Stock Exchange of Hong Kong Limited.

20 FINANCE LEASE OBLIGATIONS

Total minimum lease payments under finance lease and their present values are as follows:

	Present value of minimum lease payments	Interest expenses relating to future periods	Total minimum lease payments
		2001	
	$Million	$Million	$Million
Amounts payable			
Within 1 year	33.8	60.8	94.6
After 1 year but within 5 years	206.2	212.3	418.5
After 5 years	642.6	159.7	802.3
	848.8	372.0	1,220.8
	882.6	432.8	1,315.4

		2000	
	$Million	$Million	$Million
Amounts payable			
Within 1 year	27.7	62.9	90.6
After 1 year but within 5 years	176.3	225.7	402.0
After 5 years	706.3	207.2	913.5
	882.6	432.9	1,315.5
	910.3	495.8	1,406.1

21 DEFERRED TAXATION

	Group 2001 $Million	Group 2000 $Million
Movements on deferred taxation comprise:		
Balance at 1 July	0.7	1.5
Transfer to the consolidated income statement (Note 6(a))	(0.1)	(0.8)
Balance at 30 June	0.6	0.7

Deferred taxation represents depreciation allowances in excess of related depreciation. Deferred tax asset of $23.6 million (2000: $5.1 million) being the future benefit of tax losses of $104.5 million (2000: $65.6 million) less future taxation arising from balancing charges upon disposal of investment properties of $80.9 million (2000: $60.5 million), has not been recognised as its realisation is not assured beyond reasonable doubt.

22 MINORITY INTERESTS

	Group 2001 $Million	Group 2000 $Million
Share of equity and reserves in subsidiaries	12,894.0	13,001.9
Contributions from minority shareholders	2,092.7	1,896.2
	14,986.7	14,898.1

23 SHARE CAPITAL

	2001		2000	
	Number of shares of $1 each	$Million	Number of shares of $1 each	$Million
Authorised				
At 30 June	2,000,000,000	2,000.0	2,000,000,000	2,000.0
Issued and fully paid				
At 1 July	1,324,738,242	1,324.7	1,328,730,242	1,328.7
Shares issued under share option scheme	214,000	0.2	—	—
Shares repurchased	(2,674,000)	(2.6)	(3,992,000)	(4.0)
At 30 June	1,322,278,242	1,322.3	1,324,738,242	1,324.7

Repurchase of shares

During the year, the Company repurchased 2,674,000 of its own shares on The Stock Exchange of Hong Kong Limited, details of which are shown below:

Month	Number of shares	Highest price paid	Lowest price paid	Aggregate consideration paid
		$	$	$Million
July 2000	1,485,000	6.05	6.00	9.0
August 2000	792,000	6.25	6.00	4.8
April 2001	397,000	6.55	6.45	2.6
Total	2,674,000			16.4

The aggregate consideration of $16.4 million paid was charged against retained profits and the nominal value of the shares repurchased of $2.6 million was transferred to capital redemption reserve. All such shares were cancelled upon repurchase.

23 SHARE CAPITAL (continued)

Share Option Scheme

On 1 December 2000 options to subscribe for 1,150,000 shares of the Company were granted to a number of employees under the Company's Share Option Scheme and the subscription price per share payable on exercise of each option is $5.49. Each of the grantees paid $1 to the Company as consideration for the options granted to them.

During the year, options were exercised to subscribe for 214,000 shares of the Company at a consideration of $1,309,680 and 1,100,000 options were lapsed due to the resignation of some option holders.

At 30 June 2001, the outstanding options were summarised as follows:—

Date option granted	Period during which options exercisable*	Exercise price	Number of options outstanding at the year end
24 February 2000	24 February 2001 to 23 February 2010	$6.12	12,136,000
1 December 2000	30 November 2001 to 29 November 2010	$5.49	1,150,000

* Subject to change by the Board at its discretion to an earlier but not a later date.

24 RESERVES

	Group 2001 $Million	Group 2000 $Million	Company 2001 $Million	Company 2000 $Million
Capital reserves:				
Share premium	2,167.4	2,166.3	2,167.4	2,166.3
Property revaluation reserve				
— investment properties	2,825.1	3,502.3	—	—
— hotel properties	477.0	477.0	—	—
Capital reserve on consolidation	1,068.6	1,087.1	—	—
Share of post-acquisition capital reserves of jointly controlled entities	188.2	176.6	—	—
Capital redemption reserve	26.1	23.5	26.1	23.5
Other capital reserves	423.1	455.4	—	—
	7,175.5	7,888.2	2,193.5	2,189.8
Revenue reserves:				
General reserve	275.0	275.0	861.6	861.6
Retained profits	9,950.6	9,804.4	8,473.4	8,107.0
	10,225.6	10,079.4	9,335.0	8,968.6
	17,401.1	17,967.6	11,528.5	11,158.4

24 RESERVES *(continued)*

	Group 2001 $Million	Group 2000 $Million	Company 2001 $Million	Company 2000 $Million
Movements in capital reserves:				
Balance at 1 July	**7,888.2**	7,429.5	**2,189.8**	2,185.8
Share premium arising on shares issued under share option scheme	**1.1**	—	**1.1**	—
Revaluation of investment properties				
— (deficit)/surplus for the year	**(589.2)**	406.7	**—**	—
— surplus realised on property disposal	**(88.0)**	(2.4)	**—**	—
Capital reserve on consolidation				
— increase in investment in a subsidiary	**3.1**	20.8	**—**	—
— realised on property disposal	**(21.6)**	(1.2)	**—**	—
Capital reserves of jointly controlled entities				
— revaluation surplus for the year	**11.6**	19.6	**—**	—
Capital redemption reserve				
— repurchase of shares	**2.6**	4.0	**2.6**	4.0
Other capital reserves				
— exchange difference	**(32.3)**	11.4	**—**	—
— realised on property disposal	**—**	(0.2)	**—**	—
Balance at 30 June	**7,175.5**	7,888.2	**2,193.5**	2,189.8

24 RESERVES (continued)

	Group 2001 $Million	Group 2000 $Million	Company 2001 $Million	Company 2000 $Million
Retained profits:				
At 1 July	9,804.4	9,657.1	8,107.0	8,048.2
Retained profit for the year	162.6	178.0	382.8	80.7
Aggregate consideration paid on shares repurchased	(16.4)	(21.9)	(16.4)	(21.9)
Share of aggregate consideration paid on shares repurchased by a subsidiary	—	(8.8)	—	—
At 30 June	9,950.6	9,804.4	8,473.4	8,107.0

	Group 2001 $Million	Group 2000 $Million
Statement of retained profits:		
Group companies	9,689.6	9,554.4
Jointly controlled entities	261.0	250.0
	9,950.6	9,804.4

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2001 was $9,335.0 million (2000: $8,968.6 million).

25 PENSION SCHEME AND COSTS

Since 1973 the Group has operated a defined contribution provident fund scheme for its employees. The assets of this scheme are held separately from those of the Group, in an independent fund administered by trustees and managed by a professional fund manager.

Contributions are made by both the employer and the employees at a certain percentage of employees' basic salaries, the percentage varying with their length of service. When an employee leaves the scheme prior to his or her interest in the Group's contributions being fully vested, forfeited contributions are credited to reserves of the fund. Depending on the level of reserves, the trustees may credit dividends to members' accounts out of the reserves of the fund. The Group's contributions may be reduced by the forfeited contributions, but there was no such reduction of the Group's contributions during the year. Total contributions made by the Group for the year amounted to $19.7 million (2000: $19.1 million) and forfeited sums credited to reserves amounted to $1.0 million (2000: $1.1 million).

With the implementation of the Mandatory Provident Fund Schemes Ordinance on 1 December 2000, a master trust Mandatory Provident Fund Scheme (the "MPF Scheme") has been set up and is operated by an independent service provider. Mandatory contributions are made by both the employer and the employees at 5% of the employees' monthly relevant income, up to a limit of $20,000. The Group's contributions will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme. Total MPF contributions made by the Group for the year amounted to $0.2 million.

As the Group's provident fund scheme is an MPF-exempt Occupational Retirement Scheme (the "ORSO Scheme"), all the existing employees were given a one-off option to elect between the ORSO and MPF schemes. Eligibility for membership of the ORSO and MPF schemes is identical, and new employees are offered the choice of joining either the ORSO or the MPF scheme.

Staff in the Company's subsidiaries operating in Shanghai, the People's Republic of China ("PRC"), are members of a retirement benefits scheme (the "PRC RB Scheme") operated by the local municipal government in the PRC. The only obligation of the PRC subsidiaries is to contribute a certain percentage of their payroll to the PRC RB Scheme to fund the retirement benefits. The local municipal government in the PRC undertakes to assume the retirement benefits obligations of all existing and future retired employees of the PRC subsidiaries. Total contribution made by the PRC subsidiaries for the year amounted to $3.7 million (2000: $2.2 million).

26 CONTINGENT LIABILITIES

At 30 June, contingent liabilities were as follows:

	Group		Company	
	2001	2000	2001	2000
	$Million	$Million	$Million	$Million
(a) Guarantees given to banks to secure banking facilities				
— Subsidiaries	—	—	3,330.0	4,253.6
— Jointly controlled entities	—	—	13.9	14.7
(b) Guarantees for the performance and completion of certain construction work	2.3	2.3	2.3	2.3
	2.3	2.3	3,346.2	4,270.6

27 COMMITMENTS

(a) At 30 June, capital commitments not provided for in the accounts were as follows:

	Group	
	2001	2000
	$Million	$Million
Contracted for	819.0	735.5

In addition, the Group's share of capital commitments of the jointly controlled entities is as follows:

	Group	
	2001	2000
	$Million	$Million
Contracted for	172.7	299.1
Authorised but not contracted for	110.0	140.3
	282.7	439.4

27 COMMITMENTS *(continued)*

(b) The Group leases a property under a non-cancellable operating lease expiring after 10 years. Contingent rental payable is based on a percentage of the revenue from the property. At 30 June, total future minimum lease payments to be made under this operating lease were as follows:

	Group	
	2001	2000
	$Million	$Million
Within 1 year	**9.2**	8.0
After 1 year but within 5 years	**44.0**	42.2
After 5 years	**81.6**	92.6
	134.8	142.8

28 RELATED PARTY TRANSACTIONS

The Group has a 20% interest in a jointly controlled entity which participated in the development of Package One of the MTRC Tung Chung Station Development Project. At 30 June 2001, the Group advanced to this jointly controlled entity a total of $1,393.9 million (2000 : $1,473.9 million). All advances are interest-free, unsecured and have no fixed settlement dates.

29 COMPARATIVE FIGURES

Current year analysis of the Group's profit before taxation from principal activities disclosed in note 2(b) is before deduction of administrative expenses as this is considered a better presentation of the Group's results. Accordingly, comparative figures for this note have been reclassified to conform with this year's presentation.

30 PRINCIPAL SUBSIDIARIES

AT 30 JUNE 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Akihiro Company Limited*	2	100	100	Property development	Hong Kong
Amoy International Treasury Limited	8	60.1	—	Financial services	British Virgin Islands
Amoy Properties (China) Limited*	2	60.1	—	Investment holding	Hong Kong
Amoy Properties Limited*				Investment holding	Hong Kong
Ordinary shares	2,891,113,407	60.1	—		
Convertible cumulative preference shares	843,262,500	—	—		
Amoy Treasury Limited*	2	60.1	—	Financial services	Hong Kong
Amoy Treasury Services Limited	2	60.1	—	Investment holding	Hong Kong
Antonis Limited	10,000	60.1	—	Property leasing	Hong Kong
AP City Limited*	2	60.1	—	Property leasing	Hong Kong
AP Joy Limited*	2	60.1	—	Property development	Hong Kong
AP Properties Limited*	20	51.1	—	Property development	Hong Kong
AP Success Limited*	2	60.1	—	Property leasing	Hong Kong
AP Universal Limited	2	60.1	—	Property leasing	Hong Kong
AP Win Limited	1,000,000	60.1	—	Property leasing	Hong Kong
AP World Limited*	2	60.1	—	Property development	Hong Kong
APW Finance Limited*	2	60.1	—	Financial services	Hong Kong
Bayliner Investment Ltd.	8	100	100	Investment holding	British Virgin Islands
Believecity Limited	2	100	—	Investment holding & securities trading	Hong Kong
Bonna Estates Company Limited*	1,000,000	60.1	—	Property leasing	Hong Kong
Caddo Enterprises, Limited	4,000,000	60.1	—	Property leasing	Hong Kong

30 PRINCIPAL SUBSIDIARIES *(continued)*

AT 30 JUNE 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Carmana Limited	2	60.1	—	Property leasing	Hong Kong
Chi Pan Company, Limited	100,000	60.1	—	Property management	Hong Kong
Cititop Limited*	2	60.1	—	Property development	Hong Kong
Cokage Limited	2	100	100	Investment holding	Hong Kong
Country Bond Development Limited*				Investment holding	Hong Kong
'A' shares	990	58.1	—		
'B' share	1	60.1	—		
Country First Enterprises Limited*	2	100	—	Investment holding	Hong Kong
Country Link Enterprises Limited*	10,000	42.0	—	Investment holding	Hong Kong
Crest Incorporated	16	100	—	Investment holding	British Virgin Islands
Curicao Company Limited	2	100	—	Investment holding	Hong Kong
Dino Investments LLC	US$28,620,000	52.6	—	Securities trading	United States
Dokay Limited	2	60.1	—	Property leasing	Hong Kong
Ease Smart Development Limited*				Investment holding	Hong Kong
'A' share	1	100	—		
'B' share	1	60.1	—		
Easegood Enterprises Limited*	2	60.1	—	Investment holding	Hong Kong
Elfhony-Servicos de Consultoria Financeira Lda	Euro 1,000,000	80	—	Establish chain of boutique hotels	Portugal
*Ever Brilliant Investment Limited**	2	100	100	*Investment holding*	*Hong Kong*
Folabs Limited	2	100	—	Property leasing	Hong Kong
Fu Yik Company Limited	3	60.1	—	Property leasing	Hong Kong
Gala Ruby Limited	2	60.1	—	Investment holding	Hong Kong

30 PRINCIPAL SUBSIDIARIES (continued)

AT 30 JUNE 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Glory View Properties Limited	2	100	100	Property leasing	Hong Kong
Gowily Limited*	2	60.1	—	Property leasing	Hong Kong
Grand Hotel Group Limited*	10,200	73.7	—	Hotel operating & management	Hong Kong
Grand Hotel Holdings Limited*				Investment holding	Hong Kong
'A' shares	62,163,123	74.1	—		
'B' shares	6,000,000	69.6	—		
Grand Hotel Treasury Limited*	2	73.7	—	Financial services	Hong Kong
Grand Suite Tower Limited*	200	73.7	—	Operations of service apartments	Hong Kong
Great Cheer Development Limited*	2	100	100	Property development	Hong Kong
Hang Chui Company Limited*	2	60.1	—	Property leasing	Hong Kong
Hang Chun Company Limited*	2	100	—	Investment holding	Hong Kong
Hang Far Company Limited	2	100	100	Investment holding	Hong Kong
Hang Fine Company Limited*	200	60.1	—	Property leasing	Hong Kong
Hang Kwok Company Limited	10,000	60.1	—	Property leasing	Hong Kong
Hang Lick Company Limited	10,000	60.1	—	Property leasing	Hong Kong
Hang Lung (Administration) Limited*	10,000	100	100	Management services	Hong Kong
Hang Lung (China) Limited*	2	100	100	Investment holding	Hong Kong
Hang Lung Financial Services Limited*	2	100	100	Financial services	Hong Kong
Hang Lung Park-In Limited*	2	60.1	—	Property leasing	Hong Kong
Hang Lung Project Management Limited	10,000	100	100	Project management	Hong Kong
Hang Lung Real Estate Agency Limited	2	100	100	Property agencies	Hong Kong
Hang Lung (Secretaries) Limited*	2	100	100	Secretarial services	Hong Kong

30 PRINCIPAL SUBSIDIARIES *(continued)*

AT 30 JUNE 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Hang Lung (Shanghai) Properties Limited*	2	100	—	Management services	Hong Kong
Hang Lung Treasury Limited*	2	100	100	Financial services	Hong Kong
Hanson Mortgage Limited	2	100	100	Financial services	Hong Kong
Hantak Limited*	2	100	100	Investment holding	Hong Kong
Hebo Limited*	2	100	100	Property development	Hong Kong
HL Enterprises Limited	2	100	100	Investment holding	Hong Kong
HL Mortgage (HTG) Limited	2	100	100	Financial services	Hong Kong
HL Mortgage (NP) Limited	2	100	100	Financial services	Hong Kong
Hoi Sang Limited	2	100	100	Investment holding	Hong Kong
Kindstock Limited	2	100	—	Investment holding	Hong Kong
Lakefield Estates Company Limited*	4	60.1	—	Property leasing	Hong Kong
Land Venture Limited	2	100	—	Property development	Hong Kong
Lockoo Limited	1,000,002	60.1	—	Property leasing	Hong Kong
Luckyson Investments Limited*	10,000	100	—	Property development	Hong Kong
Lungsun Mortgage (PV) Limited	20	89.7	—	Financial services	Hong Kong
Mansita Limited	2	60.1	—	Property leasing	Hong Kong
Merrysun Limited	2	100	—	Investment holding	Hong Kong
Modalton Limited*	2	73.7	—	Property leasing	Hong Kong
Nikco Limited*	2	100	—	Property leasing	Hong Kong
Ocean Time Investments Limited	10,000	100	—	Property leasing	Hong Kong
Ottringham Limited	20	60.1	—	Property leasing	Hong Kong

30 PRINCIPAL SUBSIDIARIES (continued)

AT 30 JUNE 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Palex Limited	2	60.1	—	Property leasing	Hong Kong
Paradot Limited	2	100	100	Property development	Hong Kong
Pocaliton Limited*	2	60.1	—	Property leasing	Hong Kong
Promax Limited*	2	89.7	—	Property development	Hong Kong
Prosperland Housing Limited*	1,560,000	100	100	Investment holding	Hong Kong
Purotat Limited	2	100	100	Investment holding	Hong Kong
Rago Star Limited*	2	60.1	—	Property leasing	Hong Kong
Rioloy Limited*	2	60.1	—	Property leasing	Hong Kong
Ronhero Limited	2	60.1	—	Property leasing	Hong Kong
Scotat Limited*	2	89.7	—	Investment holding	Hong Kong
Stanman Properties Limited*	20	100	100	Property development	Hong Kong
Stooket Limited*	2	60.1	—	Property leasing	Hong Kong
Style Giant Limited*	2	89.7	—	Property development	Hong Kong
Success Cosmos Development Limited	2	100	100	Property development	Hong Kong
Tegraton Limited*	2	73.7	—	Property leasing	Hong Kong
Topnic Limited*	2	100	100	Property leasing	Hong Kong
Velan Limited*	2	100	100	Property development	Hong Kong
Wai Luen Investment Company, Limited	100,000	60.1	—	Property leasing	Hong Kong
Wililoy Limited	2	60.1	—	Property leasing	Hong Kong
Yangli Limited	2	60.1	—	Property leasing	Hong Kong
Yee Fly Investment Limited	1,000	100	100	Investment holding & securities trading	Hong Kong
Zarat Limited	2	60.1	—	Property leasing	Hong Kong

30 PRINCIPAL SUBSIDIARIES *(continued)*

AT 30 JUNE 2001

Equity Joint Venture in The People's Republic of China	Registered Capital (US$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Shanghai Hang Bond Property Development Co., Ltd.*	167,004,736	57.5	—	Property leasing	The People's Republic of China
Shanghai Heng Cheng Real Estate Development Co., Ltd.*	17,766,000	70	—	Property development	The People's Republic of China
Shanghai Kong Hui Property Development Co., Ltd.*	165,000,000	37.8	—	Property development & leasing	The People's Republic of China

* Audited by KPMG

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

31 PRINCIPAL JOINTLY CONTROLLED ENTITIES

AT 30 JUNE 2001

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Arges Limited	4	36.9	—	Restaurant operations	Hong Kong
China Top Home Holdings Limited *	10,000	50	—	Investment holding	Hong Kong
Daily Win Development Limited	400	25	—	Property leasing	Hong Kong
Guangzhou Top Home Technology Co. Ltd. *	16,500,000	50	—	Information technology	The People's Republic of China
Hang Hing Mortgage (TH) Limited	2	50	—	Financial services	Hong Kong
Hang Lung-Hakuyosha Dry Cleaning Limited	519,000	50	—	Dry and laundry cleaning	Hong Kong
Newfoundworld Finance Limited	100,000	20	—	Financial services	Hong Kong
Newfoundworld Holdings Limited	2,000,000	20	—	Investment holding	Hong Kong
Newfoundworld Limited	2,000,000	20	—	Property development	Hong Kong
Pure Jade Limited	1,000	20	—	Property development	Hong Kong
Star Play Development Limited	3	20	—	Property leasing	Hong Kong

* Audited by KPMG

The above list gives the principal jointly controlled entities of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.